Condensed Consolidated Interim Financial Information

September 30, 2021

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-2

32	EVENTS AFTER THE REPORTING PERIOD	61
33	APPROVAL OF THE INTERIM FINANCIAL INFORMATION	62

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	09.30.21	12.31.20
CURRENT ASSETS
Cash and cash equivalents	4	6,889,844	7,576,625
Marketable securities	5	343,182	314,158
Trade and other receivables	6	3,586,751	4,136,421
Inventories	7	9,258,921	6,802,759
Biological assets	8	2,668,065	2,129,010
Recoverable taxes	9	883,740	899,120
Recoverable income taxes	9	94,936	43,840
Derivative financial instruments	23	83,144	377,756
Restricted cash		24,529	1
Assets held for sale		21,773	186,025
Other current assets		387,341	446,269
Total current assets		24,242,226	22,911,984

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Marketable securities	5	375,906	344,577
Trade and other receivables	6	41,886	49,864
Recoverable taxes	9	4,743,657	4,868,198
Recoverable income taxes	9	59,864	54,859
Deferred income taxes	10	2,505,005	2,109,064
Judicial deposits	11	543,106	553,341
Biological assets	8	1,382,832	1,221,749
Derivative financial instruments	23	2,139	234
Restricted cash		1	24,357
Other non-current assets		77,528	82,123
Total long-term receivables		9,731,924	9,308,366

Investments		6,911	8,874
Property, plant and equipment, net	12	12,822,742	12,215,580
Intangible assets	13	6,245,045	5,220,102

Total non-current assets		28,806,622	26,752,922

TOTAL ASSETS		53,048,848	49,664,906

LIABILITIES	Note	09.30.21	12.31.20
CURRENT LIABILITIES
Loans and borrowings	14	2,861,250	1,059,984
Trade accounts payable	15	11,077,197	8,996,206
Supply chain finance	16	1,889,219	1,452,637
Lease liability	17	485,905	383,162
Payroll, related charges and employee profit sharing		1,003,089	940,816
Taxes payable		372,343	395,630
Derivative financial instruments	23	186,147	384,969
Provision for tax, civil and labor risks	20	1,050,188	865,338
Employee benefits	19	125,312	125,230
Liabilities directly associated with assets held for sale		-	21,718
Other current liabilities		1,183,243	814,638
Total current liabilities		20,233,893	15,440,328

NON-CURRENT LIABILITIES
Loans and borrowings	14	21,317,352	21,344,442
Trade accounts payable	15	11,999	13,781
Lease liability	17	2,069,305	2,153,519
Taxes payable		133,560	141,252
Provision for tax, civil and labor risks	20	508,353	837,382
Deferred income taxes	10	34,482	26,527
Employee benefits	19	696,862	651,325
Derivative financial instruments	23	36,077	727
Other non-current liabilities		330,719	242,089

Total non-current liabilities		25,138,709	25,411,044

EQUITY	21
Capital		12,460,471	12,460,471
Capital reserves		141,834	141,834
Other equity transactions		(80,313)	246
Accumulated losses		(3,062,798)	(2,594,028)
Treasury shares		(105,620)	(123,938)
Other comprehensive loss		(1,753,727)	(1,298,801)
Attributable to controlling shareholders		7,599,847	8,585,784
Non-controlling interests		76,399	227,750
Total equity		7,676,246	8,813,534

TOTAL LIABILITIES AND EQUITY		53,048,848	49,664,906

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-4

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

			2021		2020
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
CONTINUING OPERATIONS
NET SALES	25	12,389,985	34,618,863	9,942,591	27,995,582
Cost of sales	28	(9,765,303)	(27,573,239)	(7,598,133)	(21,419,255)
GROSS PROFIT		2,624,682	7,045,624	2,344,458	6,576,327
OPERATING INCOME (EXPENSES)
Selling expenses	28	(1,647,761)	(4,624,899)	(1,366,469)	(4,011,692)
General and administrative expenses	28	(221,707)	(573,966)	(217,348)	(550,373)
Impairment loss on trade receivables	6	(3,135)	(11,627)	(3,371)	(15,126)
Other operating income (expenses), net	26	(21,599)	103,581	(13,193)	91,243
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		730,480	1,938,713	744,077	2,090,379
Financial income		133,806	340,283	72,702	267,413
Financial expenses		(1,047,189)	(2,470,878)	(591,666)	(1,327,579)
Foreign exchange and monetary variations		(71,575)	(216,381)	82,545	(173,025)
FINANCIAL INCOME (EXPENSES), NET	27	(984,958)	(2,346,976)	(436,419)	(1,233,191)
INCOME (LOSS) BEFORE TAXES		(254,478)	(408,263)	307,658	857,188
Income taxes	10	(16,505)	(38,818)	(88,949)	(234,654)
INCOME (LOSS) FROM CONTINUING OPERATIONS		(270,983)	(447,081)	218,709	622,534

LOSS FROM DISCONTINUED OPERATIONS		(6,516)	(47,802)	-	-
INCOME (LOSS) FOR THE PERIOD		(277,499)	(494,883)	218,709	622,534

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(275,600)	(454,014)	216,791	609,668
Non-controlling interest		4,617	6,933	1,918	12,866
		(270,983)	(447,081)	218,709	622,534

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(6,516)	(47,802)	-	-
Non-controlling interest		-	-	-	-
		(6,516)	(47,802)	-	-

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		807,709,278	808,013,781	807,406,368	809,583,921
Income (loss) per share - basic	22	(0.34)	(0.56)	0.27	0.75
Weighted average shares outstanding - diluted		807,709,278	808,013,781	807,464,700	809,642,253
Income (loss) per share - diluted	22	(0.34)	(0.56)	0.27	0.75

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		807,709,278	808,013,781	-	-
Losses per share - basic	22	(0.01)	(0.06)	-	-
Weighted average shares outstanding - diluted		807,709,278	808,013,781	-	-
Losses per share - diluted	22	(0.01)	(0.06)	-	-

The accompanying notes are an integral part of the condensed interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-5

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			2021		2020
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Income (loss) for the period		(277,499)	(494,883)	218,709	622,534
Other comprehensive income (loss)
Loss on foreign currency translation of foreign operations		(64,635)	(204,216)	(90,273)	(195,970)
Loss on net investment hedge		(106,956)	(61,079)	(43,428)	(385,539)
Cash flow hedges - effective portion of changes in fair value	23	(254,306)	(188,047)	(82,428)	(1,735,875)
Cash flow hedges - reclassified to profit or loss	23	(42,306)	(51,452)	279,724	1,191,688
Gain on debt investments measured at FVTOCI (1)	5	-	-	348	178
Items that are or may be reclassified subsequently to profit or loss		(468,203)	(504,794)	63,943	(1,125,518)
Gain (loss) on equity investments measured at FVTOCI (1)	5	-	26,030	(924)	4,079
Actuarial gains on pension and post-employment plans	19	3,694	11,729	7,170	20,134
Items that will not be reclassified to profit or loss		3,694	37,759	6,246	24,213
Comprehensive income (loss), net of taxes		(742,008)	(961,918)	288,898	(478,771)
Attributable to
Controlling shareholders		(744,478)	(923,696)	285,526	(535,845)
Non-controlling interest		2,470	(38,222)	3,372	57,074
		(742,008)	(961,918)	288,898	(478,771)

(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-6

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions (4)	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(159,117)	-	-	-	-	(159,117)	(45,099)	(204,216)
Losses on net investment hedge	-	-	-	-	(61,079)	-	-	-	-	(61,079)	-	(61,079)
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	(239,566)	-	-	(239,566)	67	(239,499)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	11,852	-	11,852	(123)	11,729
Income (loss) for the period	-	-	-	-	-	-	-	-	(501,816)	(501,816)	6,933	(494,883)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(220,196)	26,030	(239,566)	11,852	(501,816)	(923,696)	(38,222)	(961,918)
Realized gain in marketable securities at FVTOCI (2)	-	-		-	-	(33,046)	-	-	33,046	-	-	-
Dividends	-	-		-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(886)	18,318	-	-	-	-	-	17,432	-	17,432
Acquisition of non-controlling interests (3)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(113,049)	(192,722)
BALANCES AT SEPTEMBER 30, 2021	12,460,471	141,834	(80,313)	(105,620)	(899,165)	-	(677,787)	(176,775)	(3,062,798)	7,599,847	76,399	7,676,246

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions (4)	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2019	12,460,471	141,834	51,011	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(4,131,913)	7,760,695	252,726	8,013,421
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(240,273)	-	-	-	-	(240,273)	44,303	(195,970)
Loss on net investment hedge	-	-	-	-	(385,539)	-	-	-	-	(385,539)	-	(385,539)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	-	4,257	-	-	-	4,257	-	4,257
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(544,187)	-	-	(544,187)	-	(544,187)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	20,229	-	20,229	(95)	20,134
Income for the period	-	-	-	-	-	-	-	-	609,668	609,668	12,866	622,534
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(625,812)	4,257	(544,187)	20,229	609,668	(535,845)	57,074	(478,771)
Share-based payments	-	-	(1,274)	20,371	-	-	-	-	-	19,097	-	19,097
Acquisition of non-controlling interests	-	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT SEPTEMBER 30, 2020	12,460,471	141,834	(1,208)	(123,938)	(819,191)	8,711	(900,908)	(156,594)	(3,522,245)	7,086,932	254,937	7,341,869

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary AFC (note 1.1).
(4)	Comparative period was restated as described in note 21.2.

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	2021	2020
		Restated (3)
	Jan - Sep	Jan - Sep
OPERATING ACTIVITIES
Income (loss) from continuing operations	(447,081)	622,534
Adjustments for:
Depreciation and amortization	1,301,510	1,127,954
Depreciation and depletion of biological assets	754,783	645,551
Result on disposal of property, plant and equipments and investment	(89,775)	24,279
Write-down of inventories to net realizable value	68,965	96,916
Provision for tax, civil and labor risks	73,645	260,311
Financial results, net	2,346,976	1,233,191
Tax recoveries and gains in tax lawsuits	(64,877)	(294,890)
Deferred income tax	(271,803)	187,959
Employee profit sharing	65,255	159,669
Other provisions	5,790	67,558
	3,743,388	4,131,032
Trade accounts receivable	849,748	827,060
Inventories	(2,385,327)	(1,980,815)
Biological assets - current	(551,526)	(295,995)
Trade accounts payable	1,181,000	1,521,185
Supply chain finance	443,092	282,351
Cash generated by operating activities	3,280,375	4,484,818
Investments in securities at FVTPL (1)	(46,695)	-
Redemptions of securities at FVTPL (1)	66,797	102,172
Interest received	61,872	77,686
Payment of tax, civil and labor provisions	(269,704)	(215,439)
Derivative financial instruments	(35,097)	1,285,272
Payment of income taxes	-	(152)
Other operating assets and liabilities	(123,894)	378,166
Net cash provided by operating activities	2,933,654	6,112,523

INVESTING ACTIVITIES
Investments in securities at amortized cost	(4,060)	-
Redemptions of securities at amortized cost	166,112	-
Investments in securities at FVTOCI (2)	(12,866)	-
Redemptions of securities at FVTOCI (2)	86,059	26,352
Redemption of restricted cash	400	285,622
Additions to property, plant and equipment	(1,050,838)	(542,600)
Additions to biological assets - non-current	(922,801)	(725,484)
Proceeds from disposals of property, plant, equipments and investment	49,340	69,696
Additions to intangible assets	(133,436)	(74,384)
Business combination, net of cash	(983,709)	-
Sale of participation in subsidiaries with loss of control	132,951	38,546
Acquisition of participation in joint ventures and subsidiaries	1,974	(819)
Net cash used in investing activities	(2,670,874)	(923,071)
Net cash provided by investing activities from discontinued operations	(17,550)	-
Net cash used in investing activities	(2,688,424)	(923,071)

FINANCING ACTIVITIES
Proceeds from debt issuance	1,831,117	8,666,404
Repayment of debt	(980,677)	(6,360,934)
Payment of interest	(1,021,601)	(1,002,146)
Payment of interest derivatives - fair value hedge	(1,086)	-
Treasury shares acquisition	-	(106,070)
Acquisition of non-controlling interests	(238,421)	(100,390)
Payment of lease liabilities	(548,911)	(402,259)
Net cash provided by (used in) financing activities	(959,579)	694,605
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	27,568	1,276,745
Net increase (decrease) in cash and cash equivalents	(686,781)	7,160,802
Balance at the beginning of the period	7,576,625	4,237,785
Balance at the end of the period	6,889,844	11,398,587

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Restated according to reclassifications described in note 3.

The accompanying notes are an integral part of the condensed interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-8

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-9

1.1.	Equity interest

Schedule of equity interest

				% equity interest
Entity		Main activity	Country (1)	09.30.21	12.31.20
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC	(g)	Import, industrialization and commercialization of products	Russia	99.99	99.90
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(h)	Import, industrialization and commercialization of products	Russia	0.01	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.	(d)	Import and export of products	Cayman Island	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH	(o)	Holding	Austria	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC	(b)	Import and commercialization of products	Saudi Arabia	100.00	-
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	(c)	Import, commercialization and distribution of products	Kuwait	100.00	75.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFQ GmbH	(e)	Industrialization, import and commercialization of products	Austria	-	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik ÜretimLtd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.	(n)	Holding	Brazil	100.00	-
Mogiana Alimentos S.A.	(l)	Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	-
Gewinner Participações Ltda.	(j)	Industrialization, distribution and sale of feed and nutrients for animals	Brazil	100.00	-
Hecosul Alimentos Ltda.	(j)	Manufacturing and sale of animal feed	Brazil	100.00	-
Hercosul Distribuição Ltda.	(j)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	-
Hercosul Soluções em Transportes Ltda.	(j)	Road freight	Brazil	100.00	-
Hercosul International S.R.L.	(j)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	-
Paraguassu Participações S.A.	(m)	Holding	Brazil	100.00	-
Mogiana Alimentos S.A.	(l)	Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	-
Hercosul International S.R.L.	(k)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	-
PP-BIO Administração de bem próprio S.A.	(i)	Management of assets	Brazil	-	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia International Ltd.	(l)	Import and commercialization of products	Cayman Island	-	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	On January 18, 2021, 100% of the capital stock of Joody Al Sharqiya Food Production Factory LLC was acquired (note 1.2.1).
(c)	On March 9, 2021, the minority stake on BRF AFC was acquired, as described below.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-10

(d)	On March 24, 2021, the subsidiary Perdigão International Ltd. was dissolved.
(e)	On March 30, 2021, the subsidiary FFQ GmbH was dissolved.
(f)	On May 4, 2021 the sale of shares held in Banvit Foods SRL was concluded, as described below.
(g)	On May 31, 2021, BRF GmbH purchased additional 0.09% interest in BRF Food LLC from BRF Global GmbH.
(h)	On May 31, 2021, BRF Global GmbH sold 0.09% interest in BRF Food LLC to BRF GmbH.
(i)	On July 30, 2021, BRF S.A. sold all the shares held in PP-BIO Administração de bem próprio S.A.
(j)	On August 02, 2021, 99% of the capital stock of Hercosul International S.R.L. was acquired by BRF Pet S.A., as per note 1.2.2
(k)	On August 02, 2021, 1% of the capital stock of Hercosul International S.R.L. was acquired by BRF S.A., as per note 1.2.2
(l)	On August 19, 2021, the subsidiary Sadia International Ltd. was dissolved.
(m)	On September 01, 2021, Paraguassu Participações S.A. was acquired by BRF Pet S.A., as per note 1.2.3
(n)	On September 01, 2021, Affinity Petcare Brasil Participações Ltda. was acquired by BRF Pet S.A., as per note 1.2.3
(o)	On October 21, 2021 it was approved the merger of BRF Austria GmbH into BRF GmbH retroactively to 01 January 2021 according to the Austrian law.

On March 9, 2021 the Company, through its wholly-owned subsidiary One Foods Holdings Ltd.(“One Foods”) acquired from Al Yasra Food Company W.L.L their minority stake of 25% of BRF Al Yasra Food K.S.C.C. (“BRF AFC”), entity located in Kuwait, responsible for the distribution of BRF products in the country. The transaction was concluded for the amount equivalent to R$238,421 (USD40,828) and from this date, BRF AFC became a wholly-owned subsidiary of One Foods. The amount paid is presented in the financing activities on the statement of cash flows and the difference between the amount paid and the book value of the participation acquired was recorded in Equity as Other Reserves, in the amount of R$79,673.

On May 4, 2021, Nutrinvestment BV and Banvit Bandirma Vitaminli, indirectly controlled subsidiaries of the Company, concluded the sale to Aaylex System Group S.A. of 100% of the shares held in Banvit Foods SRL, engaged in the activities of manufacture of animal feed and egg hatchery in Romania. The sale amount, received on that date, was equivalent to R$132,425 (EUR 20,300). In June, the parties established a price adjustment due to net debt and working capital, in the amount equivalent to R$13,059 (EUR2,157). In the nine-month period ended on September 30, 2021, the Company recognized a gain with the sale of R$76,148.

Except for the associate PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-11

1.2.	Business combinations

1.2.1.   Joody Al Sharqiya Food Production Factory

On January 18, 2021, through its wholly-owned subsidiary Badi Limited ("Badi"), the Company concluded the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory ("Joody Al"), a food processing company in Saudi Arabia. The fair value of the consideration transferred was equivalent to R$41,620 (SAR29,793) paid in cash, and from this date, Joody Al has become a wholly-owned subsidiary of Badi. The purchase price may be adjusted according to certain conditions established in the purchase agreement.

The goodwill of R$12,376 arising from the business combination consists mainly of the synergies expected with the combination of the operations of BRF and Joody Al, strengthening the Company’s presence in the Saudi Arabian market. The results and the goodwill are presented in the International segment (note 24).

The fair value of the acquired assets and assumed liabilities in the business combination is presented below:

Fair value at the acquisition date
Assets
Cash and cash equivalents	408
Inventories	832
Advances	232
Property, plant and equipment, net	30,128
31,600
Liabilities
Trade accounts payable	1,420
Taxes payable	550
Employee benefits	286
Other current liabilities	100
2,356

Net assets acquired	29,244

Fair value of consideration transferred	41,620

Goodwill	12,376

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-12

1.2.2.   Hercosul Group

On August 2, 2021 the Company concluded the acquisition of 100% of the capital stock of the companies that compose the Hercosul Group, after with the fulfillment of the conditions precedent. From this date, BRF Pet S.A. (“BRF Pet”) became owner of 100% of Gewinner Participações Ltda. and 99% of Hercosul International S.R.L. (“Hercosul International”) and BRF S.A. became owner of 1% of Hercosul International.

The initial fair value of the consideration transferred was of R$794,535 of which R$675,355 was paid in cash and R$119,180 will be paid in the next 4 years. The amount payable is subject to interest and was recorded as other liabilities, with subsequent changes recorded as financial expenses. According to conditions established in the acquisition contract, which are common to transactions of this nature, the value of the consideration may be adjusted based on the net debt, working capital and contingent assets of the Hercosul Group and for which the Company has used its best estimate at the disclosure date of this condensed consolidated interim financial information. There is no maximum amount defined for the price adjustment.

The Company incurred in expenses with advisors, lawyers and other related to the acquisition and integration of Hercosul Group in the amount of R$14,335 for the nine-month period ended on September 30, 2021, which were recognized under administrative expenses.

The preliminary goodwill of R$766,183 recognized in the acquisition consists mainly of the value of the synergies expected from the combination of the operations of BRF Pet, Hercosul Group and Mogiana Group and the value of the acquired intangibles, including brands, which reinforce BRF's presence in the pet food sector. The results, intangible assets with indefinite useful life and goodwill arising from this business combination are presented in Other segments (note 24).

Due to the size and complexity of the Hercosul Group operations, at the disclosure date of this condensed interim financial information, the evaluation by an independent party of the fair value of the assets acquired and liabilities assumed is in progress. The Company's current best estimate of the fair value of the assets and liabilities is presented below and reflected in the Company's condensed consolidated interim financial information:

	Fair value at the acquisition date
	Gewinner Participações Consolidated	Hercosul International
Assets
Cash and cash equivalents	17,743	4,402
Trade and other receivables	40,838	8,475
Inventories	34,355	9,623
Recoverable taxes	15,771	4,078
Advances	29,103	-
Property, plant and equipment, net	23,829	59,135
Intangible assets	647	393
Other assets	773	2,805
	163,059	88,911
Liabilities
Social and Labor Obligations	6,681	200
Trade accounts payable	66,760	8,320
Taxes payable	14,879	200
Loans and borrowings	65,825	29,555
Other liabilities	10,720	20,478
	164,865	58,753

Net assets acquired	(1,806)	30,158

Fair value of consideration transferred	726,186	68,349

Preliminary goodwill	727,992	38,191

In addition to the information presented above, the following assets will probably have fair value allocations in the business combination and have not yet been measured: inventories, trademarks, customer relationship and fixed assets. Management expects this report to be completed in the beginning of 2022, when the final allocation of the purchase price and its respective accounting effects will be determined.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-13

This business combination contributed net revenue of R$32,458 and net income of R$2,016 from the acquisition date to September 30, 2021 in the condensed consolidated statement of income. If the business combination had taken place at the beginning of the nine-month period ended September 30, 2021, the consolidated net revenues for this period would have increased by R$198,168 and the consolidated net loss for the period would have increased by R$36,258.

1.2.3.   Mogiana Group

On September 1, 2021, the Company, through its wholly-owned subsidiary BRF Pet dedicated to the pet food sector, concluded the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”), after fulfillment of all conditions precedent. Therefore, from this date, Paraguassu and Affinity became wholly-owned subsidiaries of BRF Pet.

The initial fair value of the consideration transferred was of R$435,773 of which R$290,225 was paid in cash and R$145,548 will be paid in the next 6 years. The amount payable is subject to interest and was recorded as other liabilities, with subsequent changes recorded as financial expenses. In addition, from the term value, R$60,000 will be deposited in an escrow account (restricted cash) after the first anniversary of the acquisition, as a guarantee for BRF Pet in case of eventual indemnities provided for in the acquisition contract. According to conditions established in the acquisition contract, which are common to transactions of this nature, the value of the consideration may be adjusted based on the net debt, working capital and contingent assets of Mogiana Alimentos S.A. and for which the Company has used its best estimate at the disclosure date of this condensed consolidated interim financial information. There is no maximum amount defined for the price adjustment.

The Company incurred in expenses with advisors, lawyers and other related to the acquisition and integration of Mogiana in the amount of R$8,146 for the nine-month period ended on September 30, 2021, which were recognized under administrative expenses.

The preliminary goodwill of R$283,426 recognized in the acquisition consists mainly of the value of the synergies expected from the combination of the operations of BRF Pet, Mogiana Group and Hercosul Group and the value of the acquired intangibles, including brands, which reinforce BRF's presence in the pet food sector. The results, intangible assets with indefinite useful life and goodwill arising from this business combination are presented in Other segments (note 24).

Due to the size and complexity of the Mogiana Group operations, at the disclosure date of this condensed interim financial information, the evaluation by an independent party of the fair value of the assets acquired and liabilities assumed is in progress. The Company's current best estimate of the fair value of the assets and liabilities is presented below and reflected in the Company's condensed consolidated interim financial information:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-14

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,842
Trade and other receivables	61,184
Inventories	55,334
Recoverable taxes	29,020
Property, plant and equipment, net	101,618
Intangible assets	1,064
Other assets	5,500
284,500
Liabilities
Trade accounts payable	55,838
Loans and borrowings	22,734
Lease liability	11,147
Taxes payable	10,438
Labor Obligations	6,296
Contingencies	8,363
Employee benefits	2,081
Deferred Taxes	750
Other liabilities	14,506
132,153

Net assets acquired	152,347

Fair value of consideration transferred	435,773

Preliminary goodwill	283,426

In addition to the information presented above, the following assets will probably have fair value allocations in the business combination and have not yet been measured: inventories, trademarks, customer relationship, non-compete agreement and fixed assets. Management expects this report to be completed in the beginning of 2022, when the final allocation of the purchase price and its respective accounting effects will be determined.

This business combination contributed net revenue of R$41,438 and net income of R$1,901 from the acquisition date to September 30, 2021 in the condensed consolidated statement of income. If the business combination had taken place at the beginning of the nine-month period ended on September 30, 2021, the consolidated net revenues for this period would have increased by R$329,418 and the consolidated net loss for the period would be reduced by R$27,955.

1.3.	Discontinued Operations

In the nine-month period ended on September 30, 2021, the Company completed the price adjustment process related to sale of Campo Austral S.A. and determined a preliminary price adjustment related to the sale of Avex S.A., which is subject to modifications until the final agreement is signed between the parties.

The referred price adjustment totaled an expense of R$59,270 (R$47,802 net of taxes) and are presented in Net Loss of Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-15

1.4.	Partnership – self-generation of energy

1.4.1.   Partnership with AES

On August 16, 2021, the Company entered into an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate a joint venture for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

Through this partnership, the Company is expected to meet about a third of its energy needs for the Brazilian operations and the operation of the park is scheduled to begin by 2024.

The closing of this partnership is subject to approval of the competent authorities and the verification of other usual conditions in operations of this nature.

1.4.2.   Partnership with PontoOn

On September 16, 2021, the Company together with Intrepid Participações S.A. (“Intrepid”) entered into a 15-year renewable energy power purchase agreement together with a call option agreement, which provides for the entry of BRF, through a holding company jointly held with Intrepid, aiming the construction of a sun energy self-generation plant in Mauriti and Milagres, Ceará, with an installed capacity of 320MWp (Megawatt-peak) generating, on average, 80MWm.

The call option agreement provides BRF with the right to acquire participation in Intrepid for a fixed price. Should BRF exercise the option, the Company will directly invest the approximate amount of R$50 million, to be disbursed during the Project’s development. The operation of the complex is scheduled to begin by 2024.

1.5.	Investigations involving BRF
1.5.1.	Carne Fraca and Trapaça operations

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed in the financial statements for the year ended on December 31, 2020 (note 1.2). The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$8,554 for the nine-month period ended on September 30, 2021 (R$28,099 in the same period of the previous year) and R$412 for the three-month period ended on September 30, 2021 (R$4,027 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

Regarding the investigations conducted by regulators offices and governmental entities in the United States of America about these operations, on February 25, 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) issued a letter to the Company stating that it has concluded its investigation and, based on information to date, does not intend to recommend an enforcement action by the SEC against the Company. On May 5, 2021, the U.S. Department of Justice (“DOJ”) issued a letter stating that it has closed its investigation against BRF, based on information to date. No sanctions or penalties were imposed against the Company.

1.5.2.	Governance enhancement

The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-16

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous improvement of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.6.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the condensed interim financial information.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of this interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in direct expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Cost of sales (1)	(41,391)	(163,047)	(99,019)	(273,308)
Selling expenses	(27,315)	(51,405)	(2,241)	(48,558)
General and administrative expenses	(3,714)	(20,661)	(43,911)	(69,976)
	(72,420)	(235,113)	(145,171)	(391,842)

(1)	In the nine months ended September 30, 2020 includes non-incremental expenditures related do idleness in the amount of R$55,926.

The management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties regarding the pandemic. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

1.7.	U.S. Class Action

As disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2020 (note 1.3), on March 27, 2020, the parties reached an agreement to settle the shareholder class action lawsuit filed against the Company, by the payment of an amount equivalent to R$204,436 (USD40,000). Since this event evidenced an existing condition as of December 31, 2019, the settlement was reflected in Other Operating Expenses (note 26), with a corresponding increase in deferred income tax of R$69,508 (note 10) in the year ended on December 31, 2019.

The Company is subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”). The liability of this class action lawsuit was not recognized in the financial statements filed with the CVM for the year ended December 31, 2019, which were filed on March 3, 2020. Therefore, the class action lawsuit was recognized in the interim financial information filed with the CVM for the nine months ended September 30, 2020. The main differences between these condensed consolidated interim financial information and those filed with the CVM, resulting from this event, are disclosed below.

	As filed with the CVM	Adjustment for class action settlement	As filed with the SEC	Corresponding notes
	09.30.20	09.30.20	09.30.20	09.30.20
Statement of income (loss)
Other operating income (expenses), net	(113,193)	204,436	91,243	24 and 26
Income taxes	(165,146)	(69,508)	(234,654)	10
Net income from continuing operations	487,606	134,928	622,534	22

1.8.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2021 occurred between April 13, 2021 and May 12, 2021.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-17

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The condensed consolidated interim financial information was prepared in accordance with the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB. All the relevant information applicable to the condensed consolidated interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The condensed consolidated interim financial information is expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The condensed consolidated interim financial information was prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared condensed consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The condensed consolidated interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2020 (note 3), except for: (i) the income taxes, which were measured according to IAS 34 by applying the estimated annual effective tax rate to the pre-tax profit or loss for the interim period; and (ii) reclassification of payment of interest in the statements of cash flows, as described below.

In the nine-month period ended on September 30, 2021, the Company changed the classification of payment of interest in the statement of cash flows, reclassifying this item from Operating Activities to Financing Activities. This change was made for better presentation of the Company’s cash flows and convergence with the reports used by the administration in its management.

To ensure comparability between the periods presented, the Company performed the following reclassifications for the nine-month period ended on September 30, 2020:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-18

			Jan - Sep 2020

	Previously presented	Reclassification	Restated
Net cash provided by operating activities	5,110,377	1,002,146	6,112,523
Net cash used in investing activities	(923,071)	-	(923,071)
Net cash provided by (used in) financing activities	1,696,751	(1,002,146)	694,605
Effect of exchange rate variation on cash and cash equivalents	1,276,745	-	1,276,745
Net increase in cash and cash equivalents	7,160,802	-	7,160,802

There were no other changes on such policies and estimates calculation methodologies. As allowed by IAS 34, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the condensed consolidated interim financial information should be read along with the annual financial statements for the year ended on December 31, 2020, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

4.	CASH AND CASH EQUIVALENTS

	Average rate (1)
		09.30.21	12.31.20
Cash and bank accounts
Turkish lira	-	660,171	347,740
U.S. Dollar	-	633,222	1,185,208
Saudi Riyal	-	351,645	250,879
Brazilian Reais	-	117,762	112,181
Euro	-	67,973	54,687
Other currencies	-	372,324	488,377
		2,203,097	2,439,072
Cash equivalents
In Brazilian Reais
Investment funds	4.12%	4,120	4,684
Bank deposit certificates	5.84%	4,082,178	3,662,448
		4,086,298	3,667,132
In U.S. Dollar
Term deposit	-	-	198,878
Overnight	0.15%	600,449	1,220,232
Other currencies
Term deposit	-	-	51,311
		600,449	1,470,421
		6,889,844	7,576,625

(1)	Weighted average annual rate.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-19

5.	MARKETABLE SECURITIES

			Average rate (2)
	WAM (1)	Currency		09.30.21	12.31.20
Fair value through other comprehensive income
Stocks (3)	-	USD / HKD	-	13,290	42,029
Fair value through profit and loss
Financial treasury bills	3.29	R$	1.90%	318,893	312,515
Investment funds - FIDC BRF	2.46	R$	-	14,966	15,044
Committed	0.50	R$	-	22,810	-
Other	0.02	R$ / ARS	-	1,479	1,643
				358,148	329,202
Amortized cost
Sovereign bond and other (4)	1.57	AOA	4.00%	347,650	287,504
				719,088	658,735
Current				343,182	314,158
Non-current (5)				375,906	344,577

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks on September 30, 2021 and Cofco Meats stocks on December 31, 2020.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$17,943 (R$9,894 on December 31, 2020).
(5)	Maturity until December of 2023.

On September 30, 2021, the amount of R$281,649 (R$366,671 on December 31, 2020) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for USD denominated future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	09.30.21	12.31.20
Trade accounts receivable
Domestic market
Third parties	977,964	2,002,586
Foreign market
Third parties	3,218,914	2,716,551
	4,196,878	4,719,137
( - ) Adjustment to present value	(10,867)	(13,316)
( - ) Expected credit losses	(633,850)	(605,940)
	3,552,161	4,099,881
Current	3,545,760	4,092,855
Non-current	6,401	7,026

Other receivables
Other receivables	93,844	113,949
( - ) Adjustment to present value	(1,409)	(156)
( - ) Expected credit losses	(15,959)	(27,389)
	76,476	86,404
Current	40,991	43,566
Non-current (1)	35,485	42,838

(1)	Weighted average maturity of 2.00 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On September 30, 2021, FIDC BRF had an outstanding balance of R$770,894 (R$549,083 on December 31, 2020) related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-20

On September 30, 2021, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$59,468 (R$78,258 on December 31, 2020).

The movements of the expected credit losses are presented below:

	09.30.21	12.31.20
Beginning balance	(605,940)	(503,848)
(Additions) Reversals	(11,627)	(12,137)
Write-offs	9,060	19,451
Exchange rate variation	(25,343)	(109,406)
Ending balance	(633,850)	(605,940)

The aging of trade accounts receivable is as follows:

	09.30.21	12.31.20
Not overdue	3,334,545	4,010,140
Overdue
01 to 60 days	228,974	104,195
61 to 90 days	4,837	6,045
91 to 120 days	3,368	398
121 to 180 days	7,206	7,024
181 to 360 days	10,209	15,688
More than 360 days	607,739	575,647
( - ) Adjustment to present value	(10,867)	(13,316)
( - ) Expected credit losses	(633,850)	(605,940)
	3,552,161	4,099,881

7.	INVENTORIES

	09.30.21	12.31.20
Finished goods	5,211,775	3,610,585
Work in progress	234,600	192,335
Raw materials	2,614,888	2,046,681
Packaging materials	172,165	92,256
Secondary materials	610,494	531,801
Supplies	219,876	207,033
Imports in transit	162,140	107,829
Other	162,378	94,816
(-) Adjustment to present value	(129,395)	(80,577)
	9,258,921	6,802,759

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-21

	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20
Beginning balance	(31,155)	(10,712)	(29,831)	(42,526)	(14,719)	(14,919)	(75,705)	(68,157)
Additions	(117,668)	(106,357)	(68,608)	(91,237)	(7,254)	(10,304)	(193,530)	(207,898)
Reversals	124,565	85,816	-	-	-	-	124,565	85,816
Write-offs	-	-	71,824	104,115	7,499	10,688	79,323	114,803
Exchange rate variation	(237)	98	(232)	(183)	(226)	(184)	(695)	(269)
Ending balance	(24,495)	(31,155)	(26,847)	(29,831)	(14,700)	(14,719)	(66,042)	(75,705)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-22

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20
Beginning balance	868,428	615,685	1,260,582	987,354	2,129,010	1,603,039	472,053	414,668	425,252	337,804	324,444	328,553	1,221,749	1,081,025
Additions/Transfer	10,109,223	9,705,994	7,014,758	7,108,084	17,123,981	16,814,078	66,375	71,494	331,740	363,027	29,489	38,536	427,604	473,057
Changes in fair value (1)	1,850,293	2,059,397	330,097	368,019	2,180,390	2,427,416	97,527	51,660	(152,576)	(184,005)	-	21,711	(55,049)	(110,634)
Harvest	-	-	-	-	-	-	-	-	-	-	(36,945)	(59,586)	(36,945)	(59,586)
Write-off	-	-	-	-	-	-	-	-	-	-	(2,067)	(5,099)	(2,067)	(5,099)
Transfer between current and non-current	72,776	57,164	91,501	91,574	164,277	148,738	(72,776)	(57,164)	(91,501)	(91,574)	-	-	(164,277)	(148,738)
Transfer to assets held for sale	-	-	-	-	-	-	-	(10,389)	-	-	-	329	-	(10,060)
Transfer to inventories	(11,793,780)	(11,571,369)	(7,123,342)	(7,294,449)	(18,917,122)	(18,865,818)	-	-	-	-	-	-	-	-
Exchange variation	(12,471)	1,557	-	-	(12,471)	1,557	(8,183)	1,784	-	-	-	-	(8,183)	1,784
Ending balance	1,094,469	868,428	1,573,596	1,260,582	2,668,065	2,129,010	554,996	472,053	512,915	425,252	314,921	324,444	1,382,832	1,221,749

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$754,783 (R$876,976 on December 31, 2020).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-23

The estimated balances and quantities of live animals are set forth below:

	09.30.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	228,202	1,094,469	199,877	868,428
Immature pork	4,171	1,573,596	4,204	1,260,582
Total current	232,373	2,668,065	204,081	2,129,010

Production biological assets
Immature poultry	6,525	210,896	7,320	188,967
Mature poultry	11,502	344,100	11,395	283,086
Immature pork	208	126,619	203	93,466
Mature pork	454	386,296	457	331,786
Total non-current	18,689	1,067,911	19,375	897,305
	251,062	3,735,976	223,456	3,026,315

The Company has forests pledged as collateral for financing and tax/civil contingencies on September 30, 2021 in the amount of R$72,677 (R$68,381 on December 31, 2020).

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

	Note	12.31.20	Business combination (note 1.2)	Additions	Compensations / Reversals	Transfers (1)	Interest	Exchange variation	09.30.21
ICMS and VAT
Recoverable ICMS and VAT		1,568,975	7,523	425,762	(108,947)	(134,393)	180	(2,621)	1,756,479
(-) Impairment		(154,721)	-	(23,020)	28,557	17,104	-	-	(132,080)
PIS and COFINS	9.1
Recoverable PIS and COFINS		3,168,099	35,268	371,314	(888,864)	-	56,881	-	2,742,698
(-) Impairment		(14,228)	-	-	-	-	-	-	(14,228)
IPI	9.2
Recoverable IPI		808,528	1,149	5,368	(460)	-	76,526	-	891,111
(-) Impairment		(1,984)	-	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	12	13,955	(56,356)	-	3,800	-	303,236
(-) Impairment		(102)	-	-	-	-	-	-	(102)
Other
Other recoverable taxes		52,889	3,995	28,768	(1,408)	-	-	(34)	84,210
(-) Impairment		(1,963)	-	-	20	-	-	-	(1,943)
		5,767,318	47,947	822,147	(1,027,458)	(117,289)	137,387	(2,655)	5,627,397

Current		899,120							883,740
Non-current		4,868,198							4,743,657

		12.31.20	Business combination	Additions	Compensations / Reversals	Transfers (1)	Interest	Exchange variation	09.30.21
Income taxes
Recoverable income taxes		107,728	922	69,015	(13,634)	-	135	(337)	163,829
(-) Impairment		(9,029)	-	-	-	-	-	-	(9,029)
Total		98,699	922	69,015	(13,634)	-	135	(337)	154,800

Current		43,840							94,936
Non-current		54,859							59,864

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-24

	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.20
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,635,663	570,056	(549,446)	(127,370)	240	39,832	1,568,975
(-) Impairment		(141,193)	(38,033)	3,022	21,483	-	-	(154,721)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,990,313	729,213	(594,483)	-	43,056	-	3,168,099
(-) Impairment		(16,922)	-	2,694	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		848,865	2,319	(7,201)	(92,812)	57,357	-	808,528
(-) Impairment		(3,818)	(263)	2,097	-	-	-	(1,984)
INSS
Recoverable INSS		255,967	88,621	(7,663)	-	4,893	7	341,825
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		80,145	11,952	(901)	(38,277)	-	(30)	52,889
(-) Impairment		(5,639)	-	3,676	-	-	-	(1,963)
Total		5,643,279	1,363,865	(1,148,205)	(236,976)	105,546	39,809	5,767,318

Current		473,732						899,120
Non-current		5,169,547						4,868,198

	Note	12.31.19	Additions	Compensations	Transfers (1)	Restatement	Exchange variation	12.31.20
Income taxes	9.4
Recoverable income taxes		430,778	58,007	(422,496)	-	4,341	37,098	107,728
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
Total		421,749	58,007	(422,496)	-	4,341	37,098	98,699

Current		152,486						43,840
Non-current		269,263						54,859

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

9.1.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

On December 7, 2020 and July 13, 2021, the processes filed by Batávia S.A. (subsidiary incorporated by BRF S.A.) and UP! Alimentos Ltda. (an entity jointly controlled by BRF S.A., whose operations were closed), respectively, granting the Company the right to exclude ICMS from the PIS and COFINS calculation basis. The Company, supported by its consultants, obtained the fiscal files for the period and reconciled them with the accessory obligations, measuring the credits reliably through the ICMS presented in the invoices. Thus, the amount of R$90,935 was recognized under Recoverable PIS and COFINS, being R$40,501 of principal recorded in Other Operating Income and R$50,434 of interests recorded in Financial Income.

As of September 30, 2021, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,396,028 (R$2,818,391 as of December 31, 2020). The amount of R$554,287 related do these credits was offset against other federal taxes in the nine-month period ended on September 30, 2021 (null in the same period of the previous year).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expected below:

PIS and COFINS
Current	499,000
Non-current	1,897,028
October to december 2022	327,516
2023	537,000
2024	672,000
2025	360,512
2,396,028

9.2.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets on September 30, 2021 is R$938,824 (R$860,820 on December 31, 2020), of which R$881,527 (R$805,001 on December 31, 2020) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Current Assets, in the amount of R$40,370 (the same amount on December 31, 2020) and as Other Non-Current Assets, in the amount of R$16,927 (R$15,449 on December 31, 2020).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-25

According to projections prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Current	40,370
Non-current	898,454
October to december 2022	16,927
2025	647,252
2026	234,275
938,824

9.3.	Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to IPI credits, the amount of R$1,368 in the nine-month period ended on September 30, 2021 (R$235,405 in the same period of the previous year).

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other tax credits to offset federal taxes payable such as INSS and Income Taxes in the amount of R$944,853 in the nine-month period ended September 30, 2021 (R$694,206 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

10.	DEFERRED INCOME TAXES

10.1.	Breakdown

	09.30.21	12.31.20
Assets
Tax losses carryforward	2,065,129	2,060,846
Negative calculation basis (social contribution)	773,829	772,283

Temporary differences - Assets
Provisions for tax, civil and labor risks	479,238	458,019
Suspended collection taxes	2,754	1,871
Expected credit losses	180,735	194,977
Impairment on tax credits	56,136	67,900
Provision for other obligations	106,406	115,959
Employees' profit sharing	24,646	86,752
Write-down to net realizable value of inventories	17,461	19,189
Employees' benefits plan	242,815	216,510
Lease basis difference	111,216	86,308
Adjustment to the expcted annual rate	557,112	-
Other temporary differences	21,624	40,028
	4,639,101	4,120,642

Temporary differences - Liabilities
Goodwill amortization basis difference	(292,732)	(320,729)
Depreciation (useful life) basis difference	(871,534)	(851,436)
Business combination (1)	(909,127)	(761,429)
Unrealized gains on derivatives, net	(18,045)	(42,493)
Unrealized fair value gains, net	(32,340)	(39,269)
Other temporary differences	(44,800)	(22,749)
	(2,168,578)	(2,038,105)

Total deferred taxes	2,470,523	2,082,537

Total Assets	2,505,005	2,109,064
Total Liabilities	(34,482)	(26,527)
	2,470,523	2,082,537

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-26

The roll-forward of deferred income taxes, net, is set forth below:

	09.30.21	12.31.20
Beginning balance	2,082,537	1,830,060
Deferred taxes on profit recognized in income of continuing operations	271,803	172,763
Deferred income taxes recognized in other comprehensive income	116,986	32,070
Deferred taxes on profit recognized in income of discontinued operations	11,468	-
Other (1)	(12,271)	47,644
Ending balance	2,470,523	2,082,537

(1)	Related to the foreign exchange variation effect on the balances in foreign companies.

10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

2021	111,727
2022	140,612
2023	231,408
2024	291,677
2025	335,681
2026 to 2028	1,035,323
2029 onwards	692,530
2,838,958

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$5,381,785 on September 30, 2021 (R$4,589,674 on December 31, 2020). Within this amount, R$2,822,245 on September 30, 2021 and on December 31, 2020 are recognized as an asset, according to the recoverability expectation above (R$16,713 is related to jurisdictions other than Brazil). The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.	Effective income tax rate reconciliation

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-27

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep

Income (loss) before taxes - continued operations	(254,478)	(408,263)	307,658	857,188
Nominal tax rate	34%	34%	34%	34%
Benefit (expense) at nominal rate	86,523	138,809	(104,604)	(291,444)
Adjustments to income taxes
Difference of tax rates on results of foreign subsidiaries	3,969	26,062	62,127	1,060,802
Difference of functional currency of foreign subsidiaries	264,645	(25,589)	289,404	1,343,322
Deferred tax assets not recognized (1)	(420,364)	(792,387)	(136,621)	(2,427,841)
Share-based payment	(6,928)	(18,215)	(11,906)	(16,718)
Penalties	(3,690)	(7,012)	367	(5,813)
Investment grant	25,293	59,454	21,441	40,955
Adjustment to the expcted annual rate	38,464	557,112	(216,245)	58,806
Other permanent differences	(4,417)	22,948	7,088	3,277
	(16,505)	(38,818)	(88,949)	(234,654)

Effective rate	-6.5%	-9.5%	28.9%	27.4%

Current tax	5,020	(310,621)	(8,363)	(46,695)
Deferred tax	(21,525)	271,803	(80,586)	(187,959)

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the amount of R$2,330,550, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20
Beginning balance	248,990	244,977	269,812	301,808	34,539	28,965	553,341	575,750
Additions	5,005	12,294	78,478	133,847	8,956	6,719	92,439	152,860
Release in favor of the Company	(1,728)	(11,948)	(31,350)	(51,414)	(817)	(370)	(33,895)	(63,732)
Release in favor of the counterparty	(207)	(907)	(93,479)	(126,405)	(3,168)	(2,055)	(96,854)	(129,367)
Business combination (note 1.2)	2,132	-	859	-	-	-	2,991	-
Interest	2,811	4,574	19,972	11,980	2,308	1,280	25,091	17,834
Exchange rate variation	-	-	(7)	(4)	-	-	(7)	(4)
Ending balance	257,003	248,990	244,285	269,812	41,818	34,539	543,106	553,341

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-28

12.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Average rate (1)	12.31.20	Additions	Disposals	Business combination (note 1.2)	Transfers (2)	Exchange rate variation	09.30.21
Cost
Land		608,389	4,799	(6,879)	11,351	97,103	(1,590)	713,173
Buildings, facilities and improvements		10,444,526	398,380	(123,275)	68,178	307,450	(3,068)	11,092,191
Machinery and equipment		8,395,520	109,967	(184,601)	120,359	186,388	10,509	8,638,142
Furniture and fixtures		157,085	671	(5,020)	2,870	6,480	(3,058)	159,028
Vehicles		346,218	46,355	(23,460)	2,037	724	2,049	373,923
Construction in progress		608,255	1,015,219	(4)	9,915	(613,508)	2,436	1,022,313
Advances to suppliers		12,748	21,934	-	-	(16)	(1,360)	33,306
		20,572,741	1,597,325	(343,239)	214,710	(15,379)	5,918	22,032,076

Depreciation
Land (3)	15.34%	(13,800)	(8,963)	1,734	-	(11,335)	(1,169)	(33,533)
Buildings, facilities and improvements	9.09%	(3,851,225)	(598,869)	75,706	-	7,876	(5,586)	(4,372,098)
Machinery and equipment	6.93%	(4,304,007)	(402,819)	166,577	-	2,777	(7,387)	(4,544,859)
Furniture and fixtures	6.66%	(79,924)	(8,597)	4,023	-	672	1,529	(82,297)
Vehicles	25.25%	(108,205)	(77,548)	14,653	-	1	(5,448)	(176,547)
		(8,357,161)	(1,096,796)	262,693	-	(9)	(18,061)	(9,209,334)
		12,215,580	500,529	(80,546)	214,710	(15,388)	(12,143)	12,822,742

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$23,431 to intangible assets and R$8,043 from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,083 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-29

	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	Exchange rate variation	12.31.20
Cost
Land		603,479	7,582	(13,665)	6,031	4,962	608,389
Buildings, facilities and improvements		10,148,798	287,834	(148,793)	268	156,419	10,444,526
Machinery and equipment		8,177,047	20,293	(166,183)	278,530	85,833	8,395,520
Furniture and fixtures		140,439	851	(8,604)	18,946	5,453	157,085
Vehicles		213,199	165,737	(54,491)	(5,639)	27,412	346,218
Construction in progress		348,907	778,151	-	(516,360)	(2,443)	608,255
Advances to suppliers		528	8,885	-	3,851	(516)	12,748
		19,632,397	1,269,333	(391,736)	(214,373)	277,120	20,572,741

Depreciation
Land (3)	21.32%	(5,086)	(7,132)	813	(1,802)	(593)	(13,800)
Buildings, facilities and improvements	9.45%	(3,263,801)	(688,767)	122,812	15,895	(37,364)	(3,851,225)
Machinery and equipment	6.64%	(3,950,250)	(487,956)	110,163	56,748	(32,712)	(4,304,007)
Furniture and fixtures	6.67%	(71,779)	(11,704)	6,931	(801)	(2,571)	(79,924)
Vehicles	25.87%	(64,592)	(72,562)	41,236	2,389	(14,676)	(108,205)
		(7,355,508)	(1,268,121)	281,955	72,429	(87,916)	(8,357,161)
		12,276,889	1,212	(109,781)	(141,944)	189,204	12,215,580

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$45,245 for intangible assets, R$96,788 to held for sale and R$(89) for biological assets.

Land depreciation refers to right-of-use assets. The amount of R$4,266 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-30

The amount of capitalized borrowing costs during the nine-month period ended on September 30, 2021 was of R$36,620 (R$13,745 in the same period of the previous year) and during the three-month period ended on September 30, 2021 was of R$13,278 (R$5,357 in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 7.27% p.a. (6.15% p.a. in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	09.30.21	12.31.20
Land	Financial/Tax	150,852	223,918
Buildings, facilities and improvements	Financial/Tax	1,204,773	1,491,531
Machinery and equipment	Financial/Labor/Tax/Civil	1,288,772	1,470,295
Furniture and fixtures	Financial/Tax	15,034	15,700
Vehicles	Financial/Tax	305	294
		2,659,736	3,201,738

13.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Average rate (1)	12.31.20	Additions	Disposals	Business combination (note 1.2)	Transfers	Exchange rate variation	09.30.21
Cost
Goodwill		2,935,577	-	(6,145)	1,061,987	-	40,012	4,031,431
Trademarks		1,327,738	-	-	275	-	(21,752)	1,306,261
Non-compete agreement		107,162	378	(3,079)	-	-	1,652	106,113
Outgrowers relationship		5,328	197	-	-	-	-	5,525
Patents		6,205	-	(3,723)	-	-	3	2,485
Customer relationship		1,067,713	-	-	-	-	(3,161)	1,064,552
Software		657,255	5,218	(581)	1,826	143,434	(324)	806,828
Intangible in progress		46,054	132,856	-	-	(120,008)	(14)	58,888
		6,153,032	138,649	(13,528)	1,064,088	23,426	16,416	7,382,083

Amortization
Non-compete agreement	21.56%	(97,408)	(7,596)	3,079	-	-	(1,447)	(103,372)
Outgrowers relationship	15.82%	(4,695)	(439)	-	-	-	-	(5,134)
Patents	10.00%	(5,999)	(18)	3,723	-	-	(1)	(2,295)
Customer relationship	7.39%	(375,131)	(59,525)	-	-	-	(2,236)	(436,892)
Software	40.48%	(449,697)	(140,218)	463	-	5	102	(589,345)
		(932,930)	(207,796)	7,265	-	5	(3,582)	(1,137,038)
		5,220,102	(69,147)	(6,263)	1,064,088	23,431	12,834	6,245,045

(1)	Weighted average annual rate.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-31

	Average rate (1)	12.31.19	Additions	Disposals	Transfers (2)	Exchange rate variation	12.31.20
Cost
Goodwill		2,713,602	-	-	(6,970)	228,945	2,935,577
Trademarks		1,322,262	-	-	-	5,476	1,327,738
Non-compete agreement		99,229	413	(379)	-	7,899	107,162
Outgrowers relationship		14,604	-	(9,276)	-	-	5,328
Patents		6,305	-	(115)	-	15	6,205
Customer relationship		892,758	-	-	-	174,955	1,067,713
Software		523,615	73,423	(45,851)	97,117	8,951	657,255
Intangible in progress		12,151	95,111	-	(61,434)	226	46,054
		5,584,526	168,947	(55,621)	28,713	426,467	6,153,032

Amortization
Non-compete agreement	23.41%	(74,190)	(18,784)	379	-	(4,813)	(97,408)
Outgrowers relationship	12.75%	(12,744)	(1,030)	9,079	-	-	(4,695)
Patents	10.00%	(5,626)	(476)	115	-	(12)	(5,999)
Customer relationship	7.35%	(242,263)	(79,969)	-	-	(52,899)	(375,131)
Software	34.22%	(341,624)	(153,288)	43,718	9,562	(8,065)	(449,697)
		(676,447)	(253,547)	53,291	9,562	(65,789)	(932,930)
		4,908,079	(84,600)	(2,330)	38,275	360,678	5,220,102

(1)	Weighted average annual rate.

(2)	Related to transfer of R$6,970 to assets held for sales.

During the nine-month period ended on September 30, 2021, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-32

14.	LOANS AND BORROWINGS

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Business combination (note 1.2)	Amortization	Interest paid	Interest accrued	Exchange rate variation	09.30.21
Local currency
Working capital	Fixed / CDI	5.36% (3.25% on 12.31.20)	1.0	368,681	300,000	25,950	(364,451)	(11,466)	8,764	-	327,478
Certificate of agribusiness receivables (3)	IPCA	15.58% (10.21% on 12.31.20)	2.2	821,093	-	-	-	95	100,446	-	921,634
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	3.13%	6.1	-	-	9,006	(344)	-	14	-	8,676
Debentures	CDI / IPCA	14.36% (8.28% on 12.31.20)	7.6	3,022,005	965,549	-	-	(143,009)	282,313	-	4,126,858
Export credit facility (4)	Fixed / CDI / FX USD	8.40% (3.69% on 12.31.20)	1.2	2,408,697	-	20,456	(524)	(107,941)	84,278	96,641	2,501,607

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	63,700	-	(82,401)	(627)	647	-	26,135
				6,665,292	1,329,249	55,412	(447,720)	(262,948)	476,462	96,641	7,912,388

Foreign currency
Bonds	Fixed / FX USD and EUR	4.82% (4.81% on 12.31.20)	11.7	14,829,993	-	-	(312,741)	(703,844)	667,042	560,242	15,040,692
Export credit facility	Fixed / LIBOR / FX USD	3.50% (3.13% on 12.31.20)	1.6	392,636	-	30,476	(135,668)	(6,649)	7,807	18,300	306,902
Advances for foreign exchange rate contracts	Fixed / FX USD	1.32%	0.4	-	249,000	2,672	-	-	472	9,840	261,984
Working capital	Fixed / FX TRY and USD	13.64% (10.98% on 12.31.20)	1.8	516,505	252,868	29,555	(84,548)	(48,160)	61,976	(71,560)	656,636

				15,739,134	501,868	62,703	(532,957)	(758,653)	737,297	516,822	16,266,214
				22,404,426	1,831,117	118,115	(980,677)	(1,021,601)	1,213,759	613,463	24,178,602

Current				1,059,984							2,861,250
Non-current				21,344,442							21,317,352

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-33

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Certificate of agribusiness receivables (3)	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005
Export credit facility (4)	Fixed / CDI / USD	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816
				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292

Foreign currency
Bonds	Fixed / USD / EUR	4.81% (4.36% on 12.31.19)	12.4	10,407,484	4,282,961	(3,010,421)	(760,879)	881,137	3,029,711	14,829,993
Export credit facility	Fixed / LIBOR / USD	3.13% (5.77% on 12.31.19)	2.2	407,275	-	(118,113)	(20,686)	17,627	106,533	392,636
Advances for foreign exchange rate contracts	Fixed / USD	-	-	-	529,211	(529,210)	-	-	(1)	-
Working capital	Fixed / TRY	10.98% (16.56% on 12.31.19)	1.2	191,765	718,956	(381,502)	(42,742)	46,704	(16,676)	516,505

				11,006,524	5,531,128	(4,039,246)	(824,307)	945,468	3,119,567	15,739,134
				18,620,279	10,420,333	(10,247,359)	(1,421,539)	1,535,916	3,496,796	22,404,426

Current				3,132,029						1,059,984
Non-current				15,488,250						21,344,442

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

On September 30, 2021 and on December 31, 2020 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

The maturity schedule of the loans and borrowings is presented on note 23.3.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-34

14.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of September 30, 2021, the credit facilities were available, but unused.

14.2.	Issuance of debentures

On June 02, 2021, 1,000,000 (one million) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$1,000,000, in a single series. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its sixtieth issuance of Agribusiness Receivables Certificates which were object of public distribution with restricted placement efforts.

09.30.21
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value
Debenture - 3rd Issue	1st Series	06.02.21	05.14.31	IPCA + 4.78% p.a.	1,000,000	1,018,992

The issuance costs of R$34,258 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

14.3.	Senior Notes repurchase offer

During June 2021, the Company made an offer to repurchase its 4.875% Senior Notes due on 2030, in which it repurchased the principal amount equivalent to R$297,141 (USD59,402). The Company paid the amount of R$317,532 for the repurchase of these liabilities, amount that includes principal, interest and premium. The Company incurred in financial expenses in the amount of R$14,114 with the premium paid, R$2,491 with taxes and R$3,089 with the write-off of the costs of issuance. The principal outstanding after the repurchase is equivalent to R$3,454,509 (USD690,598).

14.4.	Guarantees

	09.30.21	12.31.20
Total loans and borrowings	24,178,602	22,404,426
Mortgage guarantees	44,182	44,816
Related to tax incentives and other	44,182	44,816

On September 30, 2021, the amount of bank guarantees contracted by the Company was of R$556,103 (R$590,933 as of December 31, 2020) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.93% p.a. (1.95% p.a. as of December 31, 2020).

15.	TRADE ACCOUNTS PAYABLE

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-35

	09.30.21	12.31.20
Trade accounts payable
Domestic market
Third parties	9,216,162	7,611,170
Foreign market
Third parties	1,979,481	1,487,206
	11,195,643	9,098,376

(-) Adjustment to present value	(106,447)	(88,389)
	11,089,196	9,009,987

Current	11,077,197	8,996,206
Non-current	11,999	13,781

Within the trade accounts payable balance as of September 30, 2021, R$3,551,550 (R$2,576,071 as of December 31, 2020) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

16.	SUPPLY CHAIN FINANCE

	09.30.21	12.31.20
Supply chain finance
Domestic market	1,749,226	1,309,167
Foreign market	168,093	165,060
	1,917,319	1,474,227

(-) Adjustment to present value	(28,100)	(21,590)
	1,889,219	1,452,637

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On September 30, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.54% and 0.74% p.m. (0.38% to 0.47% p.m. on December 31, 2020).

On September 30, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.18% and 0.38% p.m. (0.18% to 0.40% p.m. on December 31, 2020).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-36

17.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 12 and 13).

	Average rate (1)	12.31.20	Additions	Disposals	Transfers	Business combination (note 1.2)	Exchange rate variation	09.30.21
Cost
Land		48,661	3,761	(1,845)	89,060	-	3,361	142,998
Buildings		2,861,916	397,918	(48,583)	(89,060)	4,736	4,897	3,131,824
Machinery and equipment		112,593	98,353	(98,660)	-	3,346	364	115,996
Vehicles		344,918	46,309	(23,112)	-	925	6,622	375,662
Software		74,582	5,213	(64)	-	-	-	79,731
		3,442,670	551,554	(172,264)	-	9,007	15,244	3,846,211

Depreciation
Land	8.76%	(13,526)	(8,906)	995	(11,335)	-	(430)	(33,202)
Buildings	25.13%	(914,816)	(429,368)	37,712	11,335	-	(4,418)	(1,299,555)
Machinery and equipment	53.81%	(107,316)	(47,102)	98,415	-	-	(283)	(56,286)
Vehicles	27.86%	(101,495)	(76,969)	11,807	-	-	(3,357)	(170,014)
Software	42.22%	(33,048)	(21,216)	64	-	-	-	(54,200)
		(1,170,201)	(583,561)	148,993	-	-	(8,488)	(1,613,257)
		2,272,469	(32,007)	(23,271)	-	9,007	6,756	2,232,954

(1)	Weighted average annual rate.

	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	12.31.20
Cost
Land		22,790	5,900	(961)	20,751	181	48,661
Buildings		2,615,883	287,451	(86,557)	(2,487)	47,626	2,861,916
Machinery and equipment		115,173	5,518	(8,289)	-	191	112,593
Vehicles		207,443	165,699	(54,260)	-	26,036	344,918
Software		55,705	72,766	(35,625)	(18,264)	-	74,582
		3,016,994	537,334	(185,692)	-	74,034	3,442,670

Depreciation
Land	16.32%	(5,086)	(6,861)	813	(1,799)	(593)	(13,526)
Buildings	29.11%	(512,836)	(464,159)	85,042	(6,765)	(16,098)	(914,816)
Machinery and equipment	42.48%	(96,958)	(17,865)	7,610	-	(103)	(107,316)
Vehicles	26.39%	(57,357)	(71,768)	41,024	-	(13,394)	(101,495)
Software	45.21%	(44,815)	(32,422)	35,625	8,564	-	(33,048)
		(717,052)	(593,075)	170,114	-	(30,188)	(1,170,201)
		2,299,942	(55,741)	(15,578)	-	43,846	2,272,469

(1)	Weighted average annual rate.

17.2.	Lease liabilities

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-37

	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Business combination (note 1.2)	Exchange rate variation	09.30.21
Land	4.6	37,868	3,761	(5,256)	(6,360)	6,360	(970)	82,851	-	7,252	125,506
Buildings	1.9	2,195,407	397,918	(402,354)	(84,086)	133,023	(16,994)	(82,851)	6,557	(22,587)	2,124,033
Machinery and equipment	0.9	3,773	98,353	(45,352)	(2,783)	2,783	(34)	-	3,703	97	60,540
Vehicles	1.8	256,423	46,309	(74,416)	(13,893)	13,893	(1,574)	-	886	(9,387)	218,241
Software	1.5	43,210	5,213	(21,533)	(1,906)	1,906	-	-		-	26,890
		2,536,681	551,554	(548,911)	(109,028)	157,965	(19,572)	-	11,146	(24,625)	2,555,210

Current		383,162									485,905
Non-current		2,153,519									2,069,305

(1)	Weighted average maturity in years.

	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	12.31.20
Land	4.7	20,355	5,900	(5,819)	(4,716)	4,716	(1,729)	18,811	350	37,868
Buildings	3.4	2,227,026	310,204	(425,594)	(99,426)	170,763	(762)	(18,238)	31,434	2,195,407
Machinery and equipment	1.8	25,687	5,518	(26,776)	(13,285)	13,285	(755)	8	91	3,773
Vehicles	2.2	156,975	165,699	(64,674)	(15,231)	15,231	(14,155)	(581)	13,159	256,423
Software	1.6	1,137	72,767	(30,693)	(3,967)	3,966	-	-	-	43,210
		2,431,180	560,088	(553,556)	(136,625)	207,961	(17,401)	-	45,034	2,536,681

Current		376,628								383,162
Non-current		2,054,552								2,153,519

(1)	Weighted average maturity in years.

17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments are presented below:

09.30.21
Current	485,905
Non-current	2,069,305
October to December 2022	132,751
2023	444,474
2024	326,767
2025	234,653
2026 onwards	930,660
2,555,210

17.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-38

	09.30.21		12.31.20
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	4.92%	0.43%	5.69%	1.05%
2 years	4.81%	0.49%	5.96%	2.61%
3 years	6.31%	2.14%	6.80%	2.53%
4 years	7.15%	2.90%	8.50%	4.56%
5 years	9.69%	4.85%	8.98%	4.40%
6 years	10.61%	5.15%	-	-
7 years	10.96%	5.74%	-	-
8 years	-	-	10.47%	5.71%
9 years	-	-	10.75%	5.97%
10 years	-	-	11.39%	6.64%
12 years	9.85%	5.55%	-	-
13 years	-	-	11.68%	7.38%
14 years	-	-	11.84%	7.13%
16 years	12.44%	6.70%	-	-
20 years	12.95%	7.07%	13.26%	9.00%

The nominal rates presented above as of September 30, 2021 refer to the incremental borrowing rates used in contracts recognized in the nine-month period ended on September 30, 2021 and the rates as of December 31, 2020 refer to the rates used in contracts recognized during the year ended on December 31, 2020.

17.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	2021
	Jul - Sep	Jan - Sep
Variable payments not included in the lease liabilities	74,078	226,488
Expenses related to short-term leases	42,833	134,928
Expenses related to low-value assets	1,432	2,887
	118,343	364,303

18.	SHARE-BASED PAYMENT

The terms of stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2020 (note 19).

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	867,956	21.44
06.01.19	06.01.22	674,296	186,424	30.61
07.01.19	07.01.22	1,141,353	267,909	30.61
09.16.19	10.01.22	68,605	20,580	30.61
06.01.20	06.01.23	3,571,736	2,163,272	21.28
07.01.21	07.01.24	2,883,737	2,764,913	28.58
		10,651,121	6,271,054

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the nine-month period ended on September 30, 2021, is presented as follows:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-39

Outstanding options/stocks as of December 31, 2020 (1)	7,873,348
Granted
Restricted stocks - July 2021	2,883,737
Exercised / Delivered:
Restricted stocks – grant of June, 2020	(457,939)
Restricted stocks – grant of September, 2019	(18,237)
Restricted stocks – grant of July, 2019	(113,957)
Restricted stocks – grant of June, 2019	(114,271)
Forfeiture (2) :
Restricted stocks – grant of July, 2021	(118,824)
Restricted stocks – grant of June, 2020	(838,436)
Restricted stocks - grant of July, 2019	(275,372)
Restricted stocks – grant of June, 2019	(113,582)
Restricted stocks - grant of October, 2018	(15,083)
Expired:
Stock options - grant of May, 2016	(1,145,330)
Stock options - grant of April, 2016	(1,275,000)
Outstanding options/stocks as of September 30, 2021	6,271,054

(1)	Includes stock options outstanding on December 31, 2020, as presented in the financial statements for the year of 2020.
(2)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$213,825 (R$223,191 as of December 31, 2020) and in the amount of R$17,397 under non-current liabilities (R$21,521 as of December 31, 2020). In the statement of income for the nine-month ended September 30, 2021 the amount recognized as expense was R$40,074 (R$43,263 in the same period of the previous year), and during the three-month period ended on September 30, 2021 the amount recognized as expense was R$12,749 (expense of R$21,239 in the same period of the previous year).

19.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2020 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Liabilities
	09.30.21	12.31.20
Medical assistance	196,283	185,802
F.G.T.S. Penalty (1)	294,012	282,229
Award for length of service	113,900	108,908
Other	217,979	199,616
	822,174	776,555

Current	125,312	125,230
Non-current	696,862	651,325

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2021, according to an appraisal report prepared in 2020 by an actuarial expert and recorded in the condensed consolidated statement of income (loss) for nine-month ended September 30, 2021 against other comprehensive income a gain of R$11,729, net of taxes (R$20,134 in the same period of the previous year) and for the three-month period ended on September 30, 2021 a gain of R$3,694, net of taxes (R$7,170 in the same period of the previous year).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-40

20.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of this condensed consolidated interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

20.1.	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil, commercial and other		Contingent liabilities (1)		Total
	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20
Beginning balance	427,302	583,464	634,706	603,074	343,530	307,177	297,182	300,654	1,702,720	1,794,369
Additions	157,624	103,773	204,697	435,723	52,977	52,961	-	-	415,298	592,457
Business combination (note 1.2)	2,553	-	1,972	-	4,725	-	-	-	9,250	-
Reversals	(67,752)	(246,499)	(110,114)	(250,029)	(54,475)	(34,556)	(194,845)	(3,464)	(427,186)	(534,548)
Payments	(144,276)	(70,699)	(204,947)	(298,599)	(17,335)	(29,889)	-	-	(366,558)	(399,187)
Interest	52,451	57,275	91,194	144,516	81,942	47,818	-	-	225,587	249,609
Exchange rate variation	(16)	(12)	(466)	21	(75)	19	(13)	(8)	(570)	20
Ending balance	427,886	427,302	617,042	634,706	411,289	343,530	102,324	297,182	1,558,541	1,702,720

Current									1,050,188	865,338
Non-current									508,353	837,382

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia. The reversals in the period refer mainly to the closing of the processes related to ICMS credits in the context of the “Guerra Fiscal” (note 20.2.1 of the 2020 financial statements).

20.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed in the 2020 financial statements and on September 30, 2021 had balances of, R$1,619,032 (R$1,523,987 on December 31, 2020) for civil risks, R$315,579 (R$197,097 on December 31, 2020) for labor risks and R$13,187,530 (R$12,536,528 on December 31, 2020) for tax risks, for which only those resulting from the business combination with Sadia have a provision, recorded at the fair value estimated on the date of the business combination, in the amount of R$102,324 (R$297,182 as of December 31, 2020).

21.	EQUITY
21.1.	Capital stock

On September 30, 2021, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

21.1.1.	Breakdown of capital stock by nature

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-41

	09.30.21	12.31.20
Common shares	812,473,246	812,473,246
Treasury shares	(4,061,680)	(4,766,084)
Outstanding shares	808,411,566	807,707,162

21.1.2.	Rollforward of outstanding shares

On September 30, 2021, the quantity of outstanding of shares was 808,411,566, in the period were delivered of 704,404 shares, in accordance with Restricted Share plan of Company.

Quantity of outstanding of shares
	09.30.21	12.31.20
Shares at the beginning of the period	807,707,162	811,759,800
Purchase of treasury shares	-	(4,836,000)
Delivery of restricted shares	704,404	783,362
Shares at the end of the period	808,411,566	807,707,162

21.2.	Capital reserves and Other equity transactions

For better presentation of the transactions, the balance priorly presented in Capital reserves was split between Capital reserves and Other equity transactions. In the current presentation, Capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) - Brazilian Corporate Law.

	09.30.21	12.31.20
Capital reserves	141,834	141,834
Other equity transactions	(80,313)	246
Share-based payments	213,825	214,711
Acquisition of non-controlling entities	(293,918)	(214,245)
Capital transactions with controlled entities	(220)	(220)
	61,521	142,080

21.3.	Treasury shares

The Company has 4,061,680 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and corresponding market value of R$110,031, in the period were delivered of 704,404 shares, in accordance with Restricted Share plan of Company.

Quantity of outstanding of shares
	09.30.21	12.31.20
Shares at the beggining of the period	4,766,084	713,446
Purchase of treasury shares	-	4,836,000
Delivery of restricted shares	(704,404)	(783,362)
Shares at the end of the period	4,061,680	4,766,084

On September 30, 2021, the Company’s Board of Directors approved the Company’s share buyback program up to the limit of 3,696,858 (three million, six hundred and ninety-six thousand, eight hundred and fifty-eight) common shares, in a 18-month term. The goal of the program is to comply with the obligations assumed by the Company under the Restricted Stock Plan.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-42

In October 2021, the Company purchased 1,232,300 (one million, two hundred and thirty-two thousand, three hundred) common shares at the cost of R$27,722.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-43

22.	EARNINGS (LOSS) PER SHARE

	Continued operations
		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(275,600)	(454,014)	216,791	609,668
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,709,278	808,013,781	807,406,368	809,583,921
Net earnings (loss) per share basic - R$	(0.34)	(0.56)	0.27	0.75

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(275,600)	(454,014)	216,791	609,668

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,709,278	808,013,781	807,406,368	809,583,921
Number of potential shares	-	-	58,332	58,332
Weighted average number of outstanding shares - diluted	807,709,278	808,013,781	807,464,700	809,642,253
Net earnings (loss) per share diluted - R$	(0.34)	(0.56)	0.27	0.75

	Discontinued operations		Continued and discontinued operations
		2021		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(6,516)	(47,802)	(282,116)	(501,816)
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,709,278	808,013,781	807,709,278	808,013,781
Net earnings (loss) per share basic - R$	(0.01)	(0.06)	(0.35)	(0.62)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(6,516)	(47,802)	(282,116)	(501,816)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,709,278	808,013,781	807,709,278	808,013,781
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	807,709,278	808,013,781	807,709,278	808,013,781
Net earnings (loss) per share diluted - R$	(0.01)	(0.06)	(0.35)	(0.62)

For the year ended December 31, 2020, the Income (loss) from discontinued operations was null.

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations, as disclosed in the financial statements for the year ended on December 31, 2020.

23.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

On September 30, 2021, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Banco XP, Caixa Econômica Federal, Citibank, HSBC, J.P. Morgan Chase Bank, T.Garanti Bankasi A.Ş. and Vakiflar Bankasi.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-44

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco do Brasil, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank, T.Garanti Bankasi A.Ş. and Banco XP.

23.3.	Capital management and liquidity risk

On September 30, 2021, the long-term consolidated gross debt represented 87.51% (93.66% as of December 31, 2020) of the total gross indebtedness, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

	09.30.21			12.31.20
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(2,334,507)	(13,931,707)	(16,266,214)	(15,739,134)
Local currency loans and borrowings	(526,743)	(7,385,645)	(7,912,388)	(6,665,292)
Derivative financial liabilities	(186,147)	(36,077)	(222,224)	(385,696)
Gross debt	(3,047,397)	(21,353,429)	(24,400,826)	(22,790,122)

Marketable securities and cash and cash equivalents	7,233,026	375,906	7,608,932	8,235,360
Derivative financial assets	83,144	2,139	85,283	377,990
Restricted cash	24,529	1	24,530	24,358
Net debt			(16,682,081)	(14,152,414)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	09.30.21
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	24,178,602	39,715,036	3,441,569	530,504	3,948,651	3,011,583	1,812,210	26,970,519
Principal		26,996,059	2,226,146	400,000	2,839,213	2,054,081	907,058	18,569,561
Interest		12,718,977	1,215,423	130,504	1,109,438	957,502	905,152	8,400,958
Trade accounts payable	11,089,196	11,195,643	11,183,638	3,272	5,778	2,849	106	-
Supply chain finance	1,889,219	1,917,319	1,917,319	-	-	-	-	-
Lease liabilities	2,555,210	3,214,065	519,189	144,233	515,998	405,335	311,068	1,318,242
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	36,077	36,077	-	-	-	-	-	36,077
Currency derivatives	82,654	82,654	82,654	-	-	-	-	-
Commodities derivatives	94,094	94,094	94,094	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	9,399	9,399	9,399	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly influenced by factors unrelated to its best interests, or substantially modified outside the normal course of business.

23.4.	Market risk management
23.4.1.	Interest rate risk

The indebtedness is essentially linked to fixed coupon (R$, USD, EUR e TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 14.

The derivative financial instruments used to hedge the exposure to interest rates as of September 30, 2021 are presented in the table below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-45

09.30.21
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a	3rd Qtr. 2027	IPCA + 5.30% p.a	CDI + 2.16% p.a.	705,000	BRL	(2,351)	27,316
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a	3rd Qtr. 2030	IPCA + 5.60% p.a	CDI + 2.32% p.a.	1,495,000	BRL	(31,528)	71,026
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a	2nd Qtr. 2031	IPCA + 4.78% p.a	CDI + 0.60% p.a.	200,000	BRL	(59)	(1,376)
							(33,938)	96,966

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

23.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.	Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	09.30.21	12.31.20
Cash and cash equivalents	1,562,136	2,855,979
Trade accounts receivable	6,567,534	5,765,753
Trade accounts payable	(1,144,743)	(859,790)
Loans and borrowings	(15,274,760)	(14,947,793)
Other assets and liabilities, net	12,934	225,694
Exposure of assets and liabilities in foreign currencies	(8,276,899)	(6,960,157)
Derivative financial instruments (hedge)	7,764,347	6,849,947
Exposure in result, net	(512,552)	(110,210)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	09.30.21	12.31.20
Argentinian Peso (ARS)	(5,804)	(5,310)
Angolan kwanza (AOA)	263,009	-
Euros (EUR)	(57,530)	112,672
Yen (JPY)	82,372	29,976
Turkish Liras (TRY)	(241,033)	178,906
U.S. Dollars (USD)	(553,566)	(426,454)
Total	(512,552)	(110,210)

The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on September 30, 2021 are not designated as hedge accounting and are set forth below:

09.30.21
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Non-deliverable forward	EUR	BRL	4th Qtr. 2021	EUR	265,000	6.4336	(8,522)
Non-deliverable forward	USD	BRL	4th Qtr. 2021	USD	715,000	5.4864	12,727
Futures - B3	USD	BRL	4th Qtr. 2021	USD	358,000	5.4672	6,462
Currency swap	USD + 1.29% p.a.	CDI + 0.80% p.a.	1st Qtr. 2022	USD	47,583	-	8,450
Non-deliverable forward	EUR	JPY	4th Qtr. 2021	EUR	19,230	130.0080	(877)
Non-deliverable forward	USD	EUR	4th Qtr. 2021	EUR	34,133	1.1719	2,225
Total							20,465

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-46

ii.	Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on September 30, 2021 are set forth below:

09.30.21
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2021	USD	313,000	5.3157	(48,724)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2022	USD	63,000	5.4348	(8,220)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2022	USD	5,000	5.5782	(365)
Collar	USD Exports	BRL	USD	4th Qtr. 2021	USD	44,000	5.5772	3,204
Collar	USD Exports	BRL	USD	1st Qtr. 2022	USD	30,000	5.7162	1,869
Collar	USD Exports	BRL	USD	2nd Qtr. 2022	USD	10,000	5.7125	(187)
								(52,423)

09.30.21
Cash flow hedge - Non-derivative instruments	Hedged object		Liability	Maturity	Notional		Designation rate	Fair value (1)
Bond BRF SA BRFSBZ 5 7/8 (2)	USD Exports		USD	2nd Qtr. 2022	USD	70,928	2.0213	(426,732)
Bond BRF SA BRFSBZ 3.95	USD Exports		USD	2nd Qtr. 2023	USD	150,000	2.0387	(510,105)

								(936,837)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408, USD9,350 at the rate of 4.1827, USD27,190 at the rate of 5.1889 e USD11,194 at the rate of 5.5714. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.
iii.	Investments exposure

The Company holds investments abroad in functional currencies different than the Brazilian Real, which generate currency exposure that affects directly the Company’s Equity, in Other Comprehensive Income.

The non-derivative financial instruments designated as net investment hedge instruments on September 30, 2021 are set forth below:

09.30.21
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(127,395)
Bond - BRF SA BRFSBZ 4.35	BRF Al Yasra Food	USD	3rd Qtr. 2026	USD	108,757	3.7649	(169,128)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(109,230)
							(405,753)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-47

23.4.3.	Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on September 30, 2021 are set forth below:

09.30.21
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	32,977	ton	417.29	(9,400)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2022	85,963	ton	412.66	(21,089)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	184,877	ton	395.96	(22,888)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2022	30,946	ton	387.86	(1,943)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	9,989	ton	421.11	(2,156)
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2021	19,999	ton	458.84	172
Non-deliverable forward - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2022	2,025	ton	1,333.16	(33)
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2021	13,230	ton	1,587.07	126
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2022	17,037	ton	1,683.33	(303)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2022	7,992	ton	1,616.67	(97)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	2,994	ton	794.77	7,069
							(50,542)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

09.30.21
Cash flow hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value (R$)
Non-deliverable forward	Cost in USD	USD	TRY	4th Qtr. 2021	USD	7,098	8.8251	998
								998

09.30.21
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2022	15,000	ton	503.65	2,956
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2021	179,299	ton	202.24	(8,839)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	63,077	ton	200.41	(4,783)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2022	170,790	ton	216.20	59
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	39,995	ton	184.67	(5,034)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	7,803	ton	1,562.51	186
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	104,571	ton	1,631.40	2,488
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2022	9,882	ton	1,537.49	124
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2022	176,985	ton	1,339.50	1,459
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2022	14,985	ton	1,350.41	-
Collar - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	62,910	ton	1,649.32	4,350
Collar - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	25,380	ton	1,567.91	248
Put - Buy	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	5,994	ton	1,616.67	583
							(6,203)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
09.30.21
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2021	USD	36,262	5.3508	(5,001)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2022	USD	20,196	5.3666	(4,335)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2022	USD	36,924	5.6119	(4,575)
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2022	USD	7,386	5.6278	(1,387)
								(15,298)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-48

23.5.	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the condensed consolidated statement of income (loss) for the period, in Other Comprehensive Income and in the condensed consolidated statement of financial position are set forth below:

Income for the period
Jul - Sep 2021	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total
Net Sales				12,349,193	-	-	12,349,193
Derivatives result		Operating Results	Cash flow	40,792	-	-	40,792
Net Revenue	25			12,389,985	-	-	12,389,985

Cost of Sales				-	(9,757,320)	-	(9,757,320)
Derivatives result		Operating Results	Cash flow / Fair value	-	(7,983)	-	(7,983)
Cost of Sales				-	(9,765,303)	-	(9,765,303)

Interests on loans and borrowings				-	-	(361,115)	(361,115)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(40,065)	(40,065)
Foreign Exchange variation on assets and liabilities				(625,672)	-	-	(625,672)
Foreign Exchange Derivatives result		Financial Position	Not designated	594,162	-	-	594,162
Effects on Financial Result	27			(31,510)	-	(401,180)	(432,690)

Other Comprehensive Income
Jul - Sep 2021		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(183,860)	(169,440)	-	(353,300)
Non-derivative Instruments – current		Operating Results	Cash flow	(31,010)	-	-	(31,010)
Non-derivative Instruments – non-current		Operating Results	Cash flow	(65,580)	-	-	(65,580)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(106,955)	-	-	(106,955)
Other Comprehensive Income (1)				(387,405)	(169,440)	-	(556,845)

Income for the period
Jan - Sep 2021	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				34,539,353	-	-	34,539,353
Derivatives result		Operating Results	Cash flow	79,510	-	-	79,510
Net Revenue	25			34,618,863	-	-	34,618,863

Cost of Sales				-	(27,388,645)	-	(27,388,645)
Derivatives result		Operating Results	Cash flow / Fair value	-	(184,594)	-	(184,594)
Cost of Sales				-	(27,573,239)	-	(27,573,239)

Interests on loans and borrowings				-	-	(1,216,925)	(1,216,925)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(35,025)	(35,025)
Foreign Exchange variation on assets and liabilities				(359,457)	-	-	(359,457)
Foreign Exchange Derivatives result		Financial Position	Not designated	178,101	-	-	178,101
Effects on Financial Result	27			(181,356)	-	(1,251,950)	(1,433,306)

Other Comprehensive Income
Jan - Sep 2021		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(100,366)	(209,373)	-	(309,739)
Non-derivative Instruments – current		Operating Results	Cash flow	(17,214)	-	-	(17,214)
Non-derivative Instruments – non-current		Operating Results	Cash flow	(36,405)	-	-	(36,405)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(61,079)	-	-	(61,079)
Other Comprehensive Income (1)				(215,064)	(209,373)	-	(424,437)

(1)	All effects are presented gross of taxes.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-49

Statement of financial position
09.30.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(66,723)	(56,745)	(33,938)	(157,406)
Not designated derivatives		Financial Position	Not designated	20,465	-	-	20,465
Asset / (Liability) net				(46,258)	(56,745)	(33,938)	(136,941)

Derivative Instruments - current (2)		Operating Results	Cash flow	(52,423)	(38,067)	-	(90,490)
Non-derivative instruments – current		Operating Results	Cash flow	(426,732)	-	-	(426,732)
Non-derivative instruments – non-current		Operating Results	Cash flow	(510,105)	-	-	(510,105)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(405,753)	-	-	(405,753)
Other Comprehensive Income (1)				(1,395,013)	(38,067)	-	(1,433,080)

Derivatives result		Operating Results	Cash flow / Fair value	-	538,512	-	538,512
Inventories	7			-	538,512	-	538,512

(1)	All effects are presented gross of taxes.
(2)	Includes R$(2,192) related to the time value of the foreign exchange option contracts, and R$(234) related to the time value of the commodity options contracts.
Statement of financial position
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	95,558	(144,057)	-	(48,499)
Not designated derivatives		Financial Position	Not designated	55,442	-	(14,649)	40,793
Asset / (Liability) net				151,000	(144,057)	(14,649)	(7,706)

Derivative Instruments - current		Operating Results	Cash flow	47,942	171,306	-	219,248
Non-derivative instruments – non-current		Operating Results	Cash flow	(883,218)	-	-	(883,218)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(344,674)	-	-	(344,674)
Other Comprehensive Income				(1,179,950)	171,306	-	(1,008,644)

Derivatives result		Operating Results	Cash flow / Fair value	-	442,398	-	442,398
Inventories	7			-	442,398	-	442,398

In the statement of cash flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is recorded. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

Summarized financial position of derivative financial instruments:

	09.30.21	12.31.20
Assets
Designated as hedge accounting
Currency derivatives	15,931	177,208
Commodities derivatives	37,349	125,304
Interest rate derivatives	2,139	-
Not designated as hedge accounting
Currency derivatives	29,864	75,478
	85,283	377,990

Current assets	83,144	377,756
Non-current assets	2,139	234

Liabilities
Designated as hedge accounting
Currency derivatives	(82,654)	(81,650)
Commodities derivatives	(94,094)	(269,361)
Interest rate derivatives	(36,077)	-
Not designated as hedge accounting
Currency derivatives	(9,399)	(20,036)
Interest rate derivatives	-	(14,649)
	(222,224)	(385,696)

Current liabilities	(186,147)	(384,969)
Non-current liabilities	(36,077)	(727)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-50

23.6.	Sensitivity analysis

The Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of September 30, 2021, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the assumptions used. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4394	2.7197	4.0796	4.8955	5.9833	6.7993	8.1591

Monetary Assets and Liabilities		3,433,220	1,716,610	686,644	(686,644)	(1,716,610)	(3,433,220)
Derivative Instruments - Not designated		(3,156,437)	(1,578,218)	(631,287)	631,287	1,578,218	3,156,437
Net effect		276,783	138,392	55,357	(55,357)	(138,392)	(276,783)

EUR	6.2983	3.1492	4.7237	5.6685	6.9281	7.8729	9.4475

Monetary Assets and Liabilities		820,571	410,286	164,114	(164,114)	(410,286)	(820,571)
Derivative Instruments - Not designated		(786,712)	(393,356)	(157,342)	157,342	393,356	786,712
Net effect		33,859	16,930	6,772	(6,772)	(16,930)	(33,859)

JPY	0.0488	0.0244	0.0366	0.0439	0.0537	0.0610	0.0732

Monetary Assets and Liabilities		(102,161)	(51,080)	(20,432)	20,432	51,080	102,161
Derivative Instruments - Not designated		60,975	30,488	12,195	(12,195)	(30,488)	(60,975)
Net effect		(41,186)	(20,592)	(8,237)	8,237	20,592	41,186

TRY	0.6124	0.3062	0.4593	0.5512	0.6736	0.7655	0.9186

Monetary Assets and Liabilities		120,516	60,258	24,103	(24,103)	(60,258)	(120,516)
Net effect		120,516	60,258	24,103	(24,103)	(60,258)	(120,516)

AOA	0.0091	0.0045	0.0068	0.0082	0.0100	0.0113	0.0136

Monetary Assets and Liabilities		(131,504)	(65,752)	(26,301)	26,301	65,752	131,504
Net effect		(131,504)	(65,752)	(26,301)	26,301	65,752	131,504

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4394	2.7197	4.0796	4.8955	5.9833	6.7993	8.1591

Revenue in USD		(1,865,518)	(932,759)	(373,104)	373,104	932,759	1,865,518
NDF		1,036,206	518,103	207,241	(207,241)	(518,103)	(1,036,206)
Collar		222,657	108,429	39,893	(23,342)	(88,388)	(202,615)
Loans - Designated		600,858	300,429	120,172	(120,172)	(300,429)	(600,858)
Net effect		(5,797)	(5,798)	(5,798)	22,349	25,839	25,839

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-51

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4394	2.7197	4.0796	4.8955	5.9833	6.7993	8.1591

Cost of Sales		(274,059)	(137,030)	(54,812)	54,812	137,030	274,059
NDF		274,059	137,030	54,812	(54,812)	(137,030)	(274,059)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	464	232	348	418	510	580	696

Cost of Sales		1,160	580	232	(232)	(580)	(1,160)
Collar		(4,139)	(1,832)	(447)	554	1,938	4,246
NDF		3,505	1,753	701	(701)	(1,753)	(3,505)
Net effect		526	501	486	(379)	(395)	(419)

Soybean Meal - CBOT	371	185	278	334	408	464	556

Cost of Sales		63,940	31,970	12,788	(12,788)	(31,970)	(63,940)
Collar		(1,810)	(905)	(362)	238	537	1,369
NDF		(62,130)	(31,065)	(12,426)	12,426	31,065	62,130
Net effect		-	-	-	(124)	(368)	(441)

Soybean Oil - CBOT	1,294	647	970	1,165	1,423	1,617	1,941

Cost of Sales		1,937	968	387	(387)	(968)	(1,937)
Collar		(1,547)	(968)	(387)	387	968	1,937
Net effect		390	-	-	-	-	-

Corn - CBOT	213	107	160	192	235	267	320

Cost of Sales		(48,318)	(24,159)	(9,664)	9,664	24,159	48,318
NDF		48,318	24,159	9,664	(9,664)	(24,159)	(48,318)
Net effect		-	-	-	-	-	-

Corn - B3	1,445	722	1,084	1,300	1,589	1,806	2,167

Cost of Sales		(266,037)	(133,018)	(53,207)	53,207	133,018	266,037
Collar		40,052	20,741	9,025	(5,087)	(13,216)	(32,528)
NDF		219,671	109,835	43,934	(43,934)	(109,835)	(219,671)
Put		4,594	2,297	919	(502)	(502)	(502)
Net effect		(1,720)	(145)	671	3,684	9,465	13,336

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-52

23.7.	Financial instruments by category

	09.30.21
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,203,097	-	-	2,203,097
Cash equivalents	-	-	4,686,747	4,686,747
Marketable securities	347,650	13,290	358,148	719,088
Restricted cash	24,530	-	-	24,530
Trade accounts receivable	3,236,504	-	315,657	3,552,161
Other receivables	76,476	-	-	76,476
Derivatives not designated	-	-	29,864	29,864
Derivatives designated as hedge accounting (1)	-	-	55,419	55,419

Liabilities
Trade accounts payable	(11,089,196)	-	-	(11,089,196)
Supply chain finance	(1,889,219)	-	-	(1,889,219)
Loans and borrowings (2)	(21,782,488)	-	(2,396,114)	(24,178,602)
Derivatives not designated	-	-	(9,399)	(9,399)
Derivatives designated as hedge accounting (1)	-	-	(212,825)	(212,825)
Written option– business combination	-	-	(471,738)	(471,738)
	(28,872,646)	13,290	2,355,759	(26,503,597)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings the is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	12.31.20
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,439,072	-	-	2,439,072
Cash equivalents	-	-	5,137,553	5,137,553
Marketable securities	287,504	42,029	329,202	658,735
Restricted cash	24,358	-	-	24,358
Trade accounts receivable	3,789,616	-	310,265	4,099,881
Other receivables	86,404	-	-	86,404
Derivatives not designated	-	-	75,478	75,478
Derivatives designated as hedge accounting	-	-	302,512	302,512

Liabilities
Trade accounts payable	(9,009,987)	-	-	(9,009,987)
Supply chain finance	(1,452,637)	-	-	(1,452,637)
Loans and borrowings	(22,404,426)	-	-	(22,404,426)
Derivatives not designated	-	-	(34,685)	(34,685)
Derivatives designated as hedge accounting	-	-	(351,011)	(351,011)
Written option– business combination	-	-	(185,401)	(185,401)
	(26,240,096)	42,029	5,583,913	(20,614,154)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-53

23.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the nine-month period ended on September 30, 2021, there were no changes among the 3 levels of hierarchy.

	09.30.21				12.31.20
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Stocks	13,290	-	-	13,290	42,029	-	-	42,029
Fair value through profit and loss
Savings account and overnight	600,449	-	-	600,449	1,220,232	-	-	1,220,232
Term deposits	-	-	-	-	250,189	-	-	250,189
Bank deposit certificates	-	4,082,178	-	4,082,178	-	3,662,448	-	3,662,448
Financial treasury bills	318,893	-	-	318,893	312,515	-	-	312,515
Investment funds	43,375	-	-	43,375	21,371	-	-	21,371
Trade accounts receivable	-	315,657	-	315,657	-	310,265	-	310,265
Derivatives	-	85,283	-	85,283	-	377,990	-	377,990
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(222,224)	-	(222,224)	-	(385,696)	-	(385,696)
Loans and borrowings	-	(2,396,114)	-	(2,396,114)	-	-	-	-
Written option– business combination	-	-	(471,738)	(471,738)	-	-	(185,401)	(185,401)
	976,007	1,864,780	(471,738)	2,369,049	1,846,336	3,965,007	(185,401)	5,625,942

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-54

			09.30.21		12.31.20
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(392,757)	(405,968)	(367,714)	(389,611)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,633,188)	(1,726,110)	(1,538,086)	(1,659,891)
BRF SA BRFSBZ 3.95	USD	2023	(1,283,410)	(1,329,486)	(1,207,468)	(1,275,598)
BRF SA BRFSBZ 2 3/4	EUR	2022	(1,060,043)	(1,072,548)	(1,081,404)	(1,105,478)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,760,174)	(3,817,461)	(3,951,539)	(4,333,054)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,234,323)	(4,182,534)	(4,106,115)	(4,705,851)
Debenture - 1st Issue	BRL	2026	(815,842)	(817,075)	(771,138)	(778,016)
Debenture - 2nd Issue	BRL	2030	(2,292,024)	(2,297,006)	(2,250,867)	(2,225,796)
Debenture - 3rd Issue	BRL	2031	(1,018,992)	(882,766)	-	-
BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,676,797)	(2,813,142)	(2,577,667)	(2,779,574)
			(19,167,550)	(19,344,096)	(17,851,998)	(19,252,869)

23.8.1.	Level 3 measurement

The Company holds a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent, in Turkish Liras, to a multiple of the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at the present value of redemption amount using internal assumptions regarding the results of that economic group.

The effects of the subsequent measurement resulted in a loss in financial results of R$278,618 in the nine-month ended on September 30, 2021 (gain of R$533,774 in the same period of the prior year) and a loss of R$352,790 for the three-month period ended on September 30, 2021 (gain of R$143,421 in the same period of the prior year), as per note 28.

24.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales for each reportable operating segment is set forth below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-55

		2021		2020
Net sales	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil
In-natura	1,634,165	4,380,670	1,251,395	3,601,927
Poultry	1,255,312	3,324,314	907,235	2,670,960
Pork and other	378,853	1,056,356	344,160	930,967
Processed	4,740,367	13,167,042	4,032,656	10,966,468
Other sales	17,509	54,550	7,654	21,321
	6,392,041	17,602,262	5,291,705	14,589,716

International
In-natura	4,642,946	13,250,947	3,635,187	10,651,454
Poultry	4,047,027	11,291,729	3,016,452	8,994,799
Pork and other	595,919	1,959,218	618,735	1,656,655
Processed	758,768	2,162,453	589,996	1,664,171
Other sales	46,992	284,362	84,187	216,733
	5,448,706	15,697,762	4,309,370	12,532,358

Other segments	549,238	1,318,839	341,516	873,508
	12,389,985	34,618,863	9,942,591	27,995,582

The income (loss) before financial results for each segment and for Corporate is set forth below:

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil	515,846	1,015,749	566,784	1,282,928
International	113,515	569,495	200,302	868,636
Other segments	105,017	282,076	62,496	122,654
Sub total	734,378	1,867,320	829,582	2,274,218
Corporate	(3,898)	71,393	(85,505)	(183,839)
	730,480	1,938,713	744,077	2,090,379

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

		2021		2020
Corporate	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Expenses COVID-19 (1)	(23,386)	(48,382)	(40,568)	(66,828)
Investigations involving the Company (note 1.5)	(412)	(8,554)	(4,027)	(28,099)
Expenses with demobilization	(634)	(3,654)	(5,034)	(5,034)
Impairment and result in the sale of investments	52,557	76,147	-	(6,763)
Reversal/(provision) for tax and civil contingencies	(35,230)	39,695	(5,350)	(65,239)
Results with sale and disposal of fixed assets	4,173	16,258	(5,544)	(11,531)
Results with disposal of businesses	-		(26,943)	(26,943)
Arbitration reversal	-	-	-	14,520
Restructuring plan	-	-	-	13
Other	(966)	(117)	1,961	12,065
	(3,898)	71,393	(85,505)	(183,839)

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended on September 30, 2021 and 2020.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-56

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	09.30.21	12.31.20	09.30.21	12.31.20	09.30.21	12.31.20
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,868,105	1,784,079	323,485	345,260	2,191,590	2,129,339
Other segments	1,011,828	-	298	-	1,012,126	-
	4,031,431	2,935,577	1,306,261	1,327,738	5,337,692	4,263,315

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

25.	NET SALES

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Gross sales
Brazil	7,916,297	21,802,401	6,512,264	18,018,393
International	5,839,915	16,826,837	4,636,072	13,440,650
Other segments	625,962	1,473,572	378,246	968,825
	14,382,174	40,102,810	11,526,582	32,427,868

Sales deductions
Brazil	(1,524,256)	(4,200,139)	(1,220,559)	(3,428,677)
International	(391,209)	(1,129,075)	(326,702)	(908,292)
Other segments	(76,724)	(154,733)	(36,730)	(95,317)
	(1,992,189)	(5,483,947)	(1,583,991)	(4,432,286)

Net sales
Brazil	6,392,041	17,602,262	5,291,705	14,589,716
International	5,448,706	15,697,762	4,309,370	12,532,358
Other segments	549,238	1,318,839	341,516	873,508
	12,389,985	34,618,863	9,942,591	27,995,582

26.	OTHER OPERATING INCOME (EXPENSES), NET

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Recovery of expenses (1)	16,136	85,372	83,114	318,172
Provision reversal	809	809	1,756	72,381
Scrap sales	3,317	9,273	3,111	8,672
Provision for civil and tax risks	(32,202)	42,518	(13,719)	(79,238)
Other employees benefits	(8,225)	(22,637)	(6,862)	(22,512)
Insurance claims costs	(16,741)	(28,023)	(877)	(3,394)
Gains (losses) on the disposal of non-financial assets	53,761	89,775	(16,874)	(24,026)
Employee participation and bonuses	(36,200)	(65,255)	(41,678)	(159,669)
Demobilization expenses	(634)	(3,654)	(8,534)	(14,790)
Expected credit losses in other receivables	1,831	742	32	(3,125)
Other (2)	(3,451)	(5,339)	(12,662)	(1,228)
	(21,599)	103,581	(13,193)	91,243

(1)	Includes recovery of PIS and COFINS taxes on inputs in the amount of R$27,280 and effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis of Batávia and UP! Alimentos Ltda. in the amount of R$40,501 (note 9.1) for the nine-month period ended on September 30, 2021 (R$295,593 of recovery of PIS and COFINS taxes on inputs in the same period of previous year).
(2)	Includes expenditures with investigations (note 1.5).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-57

27.	FINANCIAL INCOME (EXPENSES), NET

			2021		2020
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Financial income
Interest on cash and cash equivalents	4	46,831	104,195	34,938	85,967
Income with marketable securities	5	14,082	32,100	6,530	51,917
Fair value through other comprehensive income		-	-	84	538
Fair value through profit and loss		3,888	7,884	1,588	7,304
Amortized cost		10,194	24,216	4,858	44,075
Interest on recoverable taxes (1)	9	60,908	172,869	18,723	99,063
Interest on other assets		11,985	31,119	12,511	30,466
		133,806	340,283	72,702	267,413
Financial expenses
Interests on loans and borrowings	14	(361,115)	(1,216,925)	(490,955)	(1,122,525)
Interest on contingencies	20	(64,696)	(185,584)	(25,004)	(110,581)
Interest on leases	17	(48,555)	(165,536)	(50,829)	(154,692)
Interest on actuarial liabilities		(11,181)	(33,810)	(10,178)	(30,541)
Interest on other liabilities		2,278	1,927	4,030	9,414
Written option - Business combination	23.8.1	(352,790)	(278,618)	143,421	533,774
Adjustment to present value	6 and 15	(170,911)	(457,011)	(109,760)	(291,258)
Other		(40,219)	(135,321)	(52,391)	(161,170)
		(1,047,189)	(2,470,878)	(591,666)	(1,327,579)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		(625,672)	(359,457)	4,420	(1,529,314)
Derivative results		554,097	143,076	78,125	1,356,289
		(71,575)	(216,381)	82,545	(173,025)
		(984,958)	(2,346,976)	(436,419)	(1,233,191)

(1)	For the nine-month period ended on September 30, 2021, the effect includes the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from Batávia and UP! Alimentos Ltda. (note 9) in the amount of R$50,434 (null in the same period of the previous year).

28.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Costs of sales
Raw materials and supplies (1)	7,370,370	20,634,986	5,417,106	15,140,087
Salaries and employees benefits	1,106,742	3,210,703	1,060,402	3,007,577
Depreciation	529,589	1,537,582	466,876	1,379,928
Amortization	32,106	103,626	40,500	98,083
Other	726,496	2,086,342	613,249	1,793,580
	9,765,303	27,573,239	7,598,133	21,419,255

Sales expenses
Indirect and direct logistics expenses	835,633	2,251,726	619,365	1,827,774
Marketing	166,046	482,650	137,473	427,706
Salaries and employees benefits	362,960	1,059,427	363,920	1,035,654
Depreciation	81,781	273,804	49,703	160,816
Amortization	21,971	76,121	27,454	70,166
Other	179,370	481,171	168,554	489,576
	1,647,761	4,624,899	1,366,469	4,011,692

Administrative expenses
Salaries and employees benefits	92,080	276,389	91,931	247,770
Fees	14,977	39,801	12,387	41,600
Depreciation	8,176	34,882	13,917	35,544
Amortization	7,212	30,278	13,255	28,968
Other	99,262	192,616	85,858	196,491
	221,707	573,966	217,348	550,373

(1)	Includes recoveries of PIS and COFINS taxes on inputs and export credits in the amount of R$43,817 for the nine-month period ended on September 30, 2021 (null in the same period of the previous year).

The Company incurred in expenses with internal research and development of new products of R$30,840 for the nine-month period ended on September 30, 2021 (R$48,228 in the same period of the prior year) and R$10,385 for the three-month period ended on September 30, 2021 (R$17,041 in the same period of the prior year).

29.	RELATED PARTIES

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-58

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

In May and June 2021, Marfrig Global Foods S.A. (“Marfrig”) acquired common shares issued by BRF S.A., achieving 31.66% of participation in the Company’s capital stock. With such participation, Marfrig is able to exercise significant influence over BRF S.A., becoming a related party. On October 20, 2021, the Administrative Council for Economic Defense’s Court (Tribunal do Conselho Administrativo de Defesa Econômica − CADE) confirmed the approval without restrictions of the acquisition by Marfrig of a corporate interest in the Company’s capital stock. The transactions and balances with Marfrig and its subsidiaries during the period are presented below.

	Accounts receivable	Trade accounts payable
	09.30.21	09.30.21
Marfrig Global Foods S.A.	4,813	(21,708)
Marfrig Chile S.A.	610	-
Quickfood S.A.	12,184	-
Marfrig Alimentos S.A.	99	-
Total	17,706	(21,708)

	Sales		Purchases
		2021		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Marfrig Global Foods S.A. (1)	12,982	20,925	(96,907)	(151,437)
Marfrig Chile S.A. (1)	899	3,055	-	-
Quickfood S.A. (1)	19,207	19,207	-	-
Marfrig Alimentos S.A. (1)	139	139	(54,530)	(54,530)
Total	33,227	43,326	(151,437)	(205,967)

(1)	The period ranges from May 21,2021 to September 30, 2021.

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of September 30, 2021, the balance of these transactions was R$2,458,346 (R$2,116,463 as of December 31, 2020) with a weighted average rate of 3.94% p.a. (3.01% p.a. as of December 31, 2020).

The Company has made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the nine-month period ended on September 30, 2021 the total amount of lease payments was R$15,410 (R$14,646 in the same period of the prior year) for the three-month period ended on September 30, 2021, the total amount of lease payments was R$5,202 (R$4,882 in the same period of the prior year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

		2021		2020
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Salary and profit sharing	14,930	46,117	14,064	49,669
Short-term benefits (1)	76	500	680	2,291
Private pension	282	872	304	1,200
Termination benefits	200	1,698	2,104	6,507
Share-based payment	7,668	21,854	5,561	13,955
	23,156	71,041	22,713	73,622

(1)	Comprises: medical assistance, educational expenses and others.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-59

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$19,484 for the nine-month period ended on September 30, 2021 (R$15,739 in the same period of the prior year) and R$6,257 for the three-month period ended on September 30, 2021 (R$6,304 in the same period of the prior year).

30.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

09.30.21
Current	5,508,563
Non-current	1,996,385
October to December 2022	425,407
2023	704,311
2024	289,910
2025	173,878
2026 onwards	402,879
7,504,948

31.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the nine-month period ended on September 30, 2021:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: in the nine-month period ended on September 30, 2021 amounted to R$551,554 (R$268,520 in the same period of the prior year) and in the three-month period ended on September 30, 2021, amounted to R$172,979 (R$40,920 in the same period of the prior year).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-60

32.	EVENTS AFTER THE REPORTING PERIOD
32.1.	Amendment to the shareholders’ agreement with Qatar Holding

On December 13, 2021, the Company has executed an amendment to the shareholders’ agreement with Qatar Holding LLC, a wholly-owned subsidiary of the Qatar Investment Authority (“QIA”). The amendment provides for new terms and conditions of their partnership in TBQ Foods GmbH (“TBQ”), a holding company held 60% by BRF and 40% by QIA, which holds 91.7% of the shares issued by Banvit Bandırma Vitaminli Yem Sanayi Anonim Şirketi (“Banvit”).

In the amendment, BRF and QIA have agreed on the termination of the put option available to QIA under the original shareholders’ agreement. From 2023, QIA will have further alternatives to liquidate its investment in Banvit and in any event, BRF’s financial liability towards QIA has been terminated.

On December 13, 2021, the financial liability was derecognized with a corresponding increase in the non-controlling interests.

32.2.	Call notice for the 2022 Extraordinary General Shareholders' Meeting

On December 16, 2021, the Board of Directors approved the call notice and the management proposal for the Extraordinary General Shareholders' Meeting ("EGM") to be held on January 17, 2022. The agenda of the meeting include:

(i)	to resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company’s bylaws;
(ii)	to approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to 325,000,000 (three hundred and twenty-five million) new common shares, registered and with no par value, including in the form of American Depositary Shares (ADS), represented by American Depositary Receipt (ADR);
(iii)	to establish that, of the total value of the offering: (a) R$500,000 (five hundred million reais) shall be allocated to the capital stock; and (b) the remaining amount of the value of the offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976; (iv) to authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the capital increase and the offering; (v) to authorize the Board of Directors, if the market conditions make the capital increase and the offering not advisable, at its sole discretion, at any time, not to implement or cancel the capital increase and the offering without the need for subsequent ratification by the Company's shareholders; and
(iv)	to authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by the EGM), (b) approve the share price, and (c) homologate the capital increase.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-61

33.	APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The condensed consolidated interim financial information was approved and the issuance authorized by the Board of Directors on January 14, 2022.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	André Vicentini
Member	Maria Paula Soares Aranha

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Jerônimo Antunes
External Member	Valmir Pedro Rossi

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Carlos Alberto Bezerra de Moura
Vice-President of People, Services and Technology	Alessandro Rosa Bonorino
Vice-President of Institutional Relations and Sustainability	Grazielle Tallia Parenti
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto
Vice-President of New Business	Marcel Sacco
Vice-President of Brazil Market	Sidney Rogério Manzaro
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION – September 30, 2021	F-62